Exhibit 99.1

Unaudited Consolidated Interim financial statements as of for the three and six- month periods ended June 30, 2022 A free translation of the original report in Portuguese containing the interim consolidated financial statements prepared in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) Inter & Co, Inc.

Inter & Co, Inc. Contents Management report 3 Report on the review of quarterly information 7 Unaudited consolidated interim balance sheets 9 Unaudited consolidated interim income statements 10 Unaudited consolidated interim statements of comprehensive income 11 Unaudited consolidated interim statements of cash flows 12 Unaudited consolidated interim statements of changes in equity 13 Unaudited consolidated interim statements of added value 14 Notes to the consolidated interim financial statements 15

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 3 Inter & Co, Inc. Management report Inter & Co, Inc. Inter & Co, Inc is a company in the Cayman Islands with limited liability, incorporated on January 26, 2021. On May 7, 2021, Inter & Co, Inc (the Company and, together with its consolidated subsidiaries, the Group) completed the first step of its corporate reorganization process (the Restructuring) involving two new non-operating companies with no assets, liabilities or contingencies: the Company, located in the Cayman Islands, and Inter Holding Financeira S.A. (HoldFin), located in Brazil. In this first step, the controlling shareholder of Banco Inter S.A. (Inter or Banco Inter), some of his family members, and another founding shareholder of Banco Inter (the Controlling Shareholder and Others) now holds 100% of the shares of the Company, which, in turn, holds 100% of HoldFin (the intermediate holding company), which, in turn, holds the controlling interest of Banco Inter, previously held by the Controlling Shareholder and Others. Consequently, the Company and HoldFin became the indirect and direct controlling entities of Banco Inter, respectively, so that the ultimate shareholders of Banco Inter and their voting and non-voting interests were the same before and after the Restructuring. On May 12, 2022, the shareholders of Inter approved, at an Extraordinary General Meeting (EGM), the proposal for migration of the shares from B3 to the American stock exchange (Nasdaq). Currently, Inter&Co has shares listed on Nasdaq and BDRs traded on B3. Inter Holding Financeira The company Inter Holding Financeira S.A. (Inter Holding), founded in October 2020, is a company with the exclusive purpose of holding equity interests in financial institutions and other institutions authorized to operate by the Central Bank of Brazil. Inter Holding's sole subsidiary is Banco Inter S.A. (Banco Inter or Inter). Inter Inter is a Super App, with an extensive portfolio of financial and non-financial services and products aiming to simplify people’s lives. Since the digitalization of our business model in 2015, we have managed to diversify our revenues, increasing the relevance of service revenues. The products that today comprise the Inter ecosystem are integrated and completely interconnected, offering options to clients such as: current account, loans and financing, investments, consortia, foreign exchange, insurance, in addition to the possibility of

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 4 Inter & Co, Inc. buying products in the main retail stores within the country, through Inter Shop, our digital shopping mall, all in a single application, simply and quickly. Investments in Affiliates and/or Subsidiaries On January 14, 2022, Banco Inter S.A. closed the acquisition of 100% of the capital of the subsidiary Pronto Money Transfer Inc. (USEND). USEND is a U.S. company with 16 years of experience in the field of foreign exchange and financial services, offering, among other products, a digital Global Account solution to carry out money transfers between countries. We describe the business combination in more detail in Note 4.3. Operating highlights Digital account In the six-month period ended June 30, 2022, we surpassed the mark of 20 million clients, which is equivalent to 22% growth in the period. Our NPS reached 80 points, reaching the excellence zone and over 1 billion logins to our app were made during the first half of 2022. Loan Portfolio The balance of loan operations reached R$ 19.5 billion, accounting for a positive change of 13.4% over December 31, 2021. The real estate secured loan portfolio exceeded R$ 5.4 billion, accounting for a growth of 9.8% compared to December 2021, when its balance was R$ 5.1 billion. The individual loan portfolio, which includes payroll loan and FGTS portfolios, reached R$ 4.5 billion, and the credit card portfolio reached R$ 5.9 billions, together they totaled R$ 10.4 billion, a 23.8% growth compared to December 31, 2021, when they totaled R$ 8.4 billion. Funding Total funding, which includes demand deposits, time deposits, savings deposits and securities issued such as Real Estate Bills, amounted to R$24.7 billion, 12.8% higher than the amount of R$21.9 billion recorded on December 31, 2021. Economic and financial highlights Profit for the Period We recorded a negative net income for the six-month period ended June 30, 2022, of R$13.3 million, against a negative net income of R$33.2 million for the six-month period ended June 30, 2022. The difference in net income between the periods can be explained by the increase in revenues from services in the period.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 5 Inter & Co, Inc. Revenues The revenues reached R$2,574.8 million, recording an increase of R$1,450.0 million compared to the amount recorded in the same six-month period of 2021. The positive fact is the profit on securities, which reached the amount of R$754.9 million, with a growth of 287.7% compared to the same six-month period in 2021. Administrative expenses Administrative and personnel expenses incurred in the six-month period ended June 30, 2022 totaled R$1,161.3 million, an increase of R$724.7 million in relation to the same period of 2021, a growth explained by the increasing volume of operations, expansion of services and products offered, in addition to the exponential growth of the client base. Equity highlights Total assets Total assets reached R$40.9 billion in the six-month period ended June 30, 2022, a 11.7% growth compared to December 2021. Equity Shareholders’ equity totaled R$7.1 billion, showing a reduction of 18.4% when compared to December 31, 2021. Security Portfolio – Circular Letter 3068/2001 – BACEN Pursuant to Article 8 of Bacen Circular Letter 3068/2001, Inter declares its intention and ability to hold R$1,224.6 million in the “amortized cost” category. Statement of the Executive Board Inter & CO, Inc . Executive Board declares that it has discussed, reviewed, and agrees with the opinions expressed in the independent auditors’ report, and reviewed, discussed and agrees with the financial information for the six-month period ended June 30, 2022.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 6 Inter & Co, Inc. Relationship with the independent auditors In compliance with CVM Instruction No. 381, Inter & Co, Inc. informs that the other services contracted in addition to the auditing services for its condensed financial statements do not interfere with the policy adopted in relation to the principles that preserve the auditor's independence, in accordance with the internationally accepted criteria, which are that the auditor should not audit his own work or exercise managerial functions at his client, or promote the client's interests. The institution also has a policy with requirements for contractual risk analysis which defines that the Board of Directors must evaluate the transparency, objectivity, governance aspects and the compromising of the independence of the contract, thus ensuring conformity between the parties involved. Additionally, it has an Audit Committee which, among its responsibilities and competencies, in addition to providing opinions and recommendations on the audit service provider, also evaluates the effectiveness of the independent and internal audits, including with regard to the verification of compliance with legal provisions and regulations applicable to the Bank, as well as internal policies and codes. In the six-month period ended June 30, 2022, no services were provided by KPMG Auditores Independentes Ltda. not related to the audit of the financial information in an amount that exceeded 5% of the total fees related to the independent audit services. Furthermore, Inter & Co, Inc. confirms that KPMG Auditores Independentes Ltda. has procedures, policies, and controls in place to ensure its independence, which include an evaluation of the work provided, covering any service other than the independent audit of Inter & Co, Inc.'s financial information. This evaluation is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and performance of non-audit professional services on the financial information by its independent auditors during the six-month period ended June 30, 2022, did not affect the independence and objectivity in the conduct of the audit work performed at Inter & Co, Inc. Acknowledgment We would like to thank our shareholders, customers and partners for their trust, as well as each of our employees who build our history daily. Belo Horizonte, August 12, 2022. The Management

7 KPMG Auditores Independentes Ltda. Rua Paraíba, 550 - 12º andar - Bairro Funcionários 30130-141 - Belo Horizonte/MG - Brasil Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brasil Telefone +55 (31) 2128-5700 kpmg.com.br Independent auditors’ review report of interim consolidated financial information To the Shareholders, those Charged with Governance, and Directors of Inter & Co, Inc. Cayman Islands Introduction We have reviewed the interim consolidated interim financial information of Inter & Co, Inc. (“Company”) contained in the Quarterly Information Form (ITR) for the quarter ended June 30, 2022, which comprise the balance sheet as of June 30, 2022, and the respective statements of income and comprehensive income for the periods of three and six months ended on that date, and changes in equity and cash flows for the six- month period ended on that date, including the explanatory notes. Management of the Company is responsible for the preparation of this interim consolidated financial information in accordance with IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as for presenting this information in a manner consistent with the standards issued by the Comissão de Valores Mobiliários (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this consolidated interim financial information based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of people responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, we are not aware of any facts that lead us to believe that the interim consolidated financial information were not prepared, in all material respects, in accordance with IAS 34, applicable to to the Quarterly Information (ITR ) preparation, and presented in accordance with the rules issued by the Comissão de Valores Mobiliários (CVM).

8 Other Matters - Statement of added value The consolidated interim financial information includes the consolidated statement of value added (DVA) for the six-month period ended June 30, 2022, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34. This statement was submitted to review procedures performed in conjunction with the review of the consolidated interim financial information, with the objective of concluding whether it is reconciled with the consolidated interim financial information, and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - Demonstration of Added Value. Based on our review, we are not aware of any facts that lead us to believe that this statement of value added was not prepared, in all material respects, in accordance with the criteria defined in this standard and in a manner consistent with the interim financial information consolidated, taken as a whole. Belo Horizonte, August 12, 2022 KPMG Auditores Independentes Ltda. CRC SP-014428/O-6 F-MG Original report in Portuguese signed by João Paulo Dal Poz Alouche Accountant CRC 1SP245785/O-2

Inter & Co, Inc.

Unaudited consolidated balance sheets as of June 30, 2022 and 2021
(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	06/30/2022	12/31/2021
Assets			
Cash and cash equivalents	8	1,549,158	500,446
Amounts due from financial institutions	9	1,825,289	2,051,862
Compulsory deposits at Central Bank of Brazil		2,580,989	2,399,488
Loans and advances to customers	10	19,484,646	17,216,362
Provision for expected loss	10	(974,457)	(680,932)
Loans and advances to customers, net of provisions for expected loss		**18,510,189**	**16,535,429**
Securities	11	12,710,051	12,757,687
Derivative financial liabilities	12	3,212	86,948
Non-current assets held for sale	16	161,254	129,793
Investments	13	80,741	82,445
Property and equipment	14	200,804	163,475
Intangible assets	15	1,189,909	430,504
Deferred tax assets	32	931,537	695,525
Other assets	17	1,190,646	792,735
Total assets		**40,933,779**	**36,626,337**
Liabilities			
Liabilities with financial institutions	18	6,945,236	5,341,464
Liabilities with customers	19	19,746,409	18,333,543
Securities issued	20	6,104,223	3,572,093
Derivative financial liabilities	12	65,888	66,545
Borrowing and onlending	21	31,855	25,071
Income tax and social contribution		95,721	41,764
Other tax liabilities		67,944	36,642
Tax liabilities	22	163,665	78,406
Provisions	23	61,118	52,848
Deferred liabilities	32	81,915	89,235
Other liabilities	24	618,089	617,349
Total liabilities		**33,818,398**	**28,176,554**
Equity			
Share capital	25a	13	13
Reserves	25b	7,842,630	2,728,396
Other comprehensive income	25c	(808,584)	(72,284)
Equity attributable to interest of controlling shareholders		**7,034,059**	**2,656,125**
Non-controlling interest	25f	81,322	5,793,659
Total equity		**7,115,381**	**8,449,784**
Total liabilities and equity		**40,933,779**	**36,626,337**

The notes are an integral part of these consolidated financial statements.

9

Inter & Co, Inc.

Unaudited consolidated interim income statements income for the quarters and six-month periods ended June 30, 2022 and 2021
(Amounts in thousands of Brazilian reais, unless otherwise stated)

		Quarter		Six-month period	
	Note	**30/06/2022**	**30/06/2021**	**30/06/2022**	**30/06/2021**
Interest income		622,312	305,660	1,143,472	594,664
Interest expenses		(465,041)	(86,261)	(801,812)	(151,820)
Net interest income	**26**	**157,271**	**219,399**	**341,660**	**442,844**
Revenues from services and commissions		238,515	110,911	444,734	211,876
Expenses from services and commissions		(33,954)	(21,841)	(62,470)	(45,120)
Net result from services and commissions	**27**	**204,561**	**89,070**	**382,264**	**166,756**
Income from securities	**12**	406,846	106,662	754,859	194,730
Net gains / (losses) from derivatives		(3,030)	(23,765)	7,979	(43,697)
Other revenues	**28a**	111,372	76,048	223,779	123,547
Revenues		**877,020**	**467,414**	**1,710,541**	**884,180**
Impairment losses on financial assets	**29**	(242,464)	(167,441)	(555,410)	(274,110)
Personnel expense	**30**	(172,466)	(93,046)	(317,586)	(174,907)
Depreciation and amortization		(35,511)	(25,338)	(71,989)	(44,504)
Other administrative expenses	**31**	(410,218)	(303,134)	(843,717)	(549,764)
Total other expenses (net of other revenues)		**16,361**	**(121,545)**	**(78,161)**	**(159,105)**
Income from equity interests in affiliates	**13**	(4,490)	3,893	(10,062)	3,893
Profit / (loss) before income tax		**11,871**	**(117,652)**	**(88,223)**	**(155,212)**
Current income tax and social contribution	**32**	(52,051)	3,563	(85,263)	(16,754)
Deferred income tax and social contribution	**32**	55,705	83,591	160,189	138,775
Income tax benefit		**3,654**	**87,154**	**74,926**	**122,021**
Profit / (loss) for the quarter/six-month period		**15,525**	**(30,498)**	**(13,297)**	**(33,191)**
Profit attributable to:					
Interest of controlling shareholders		(16,590)	(12,029)	(13,318)	(20,688)
Non-controlling interest		32,115	(18,469)	21	(12,503)
Earnings per share (in Brazilian Reais – BRL)					
Basic and diluted earnings per share	**25e**	0.0371	(0.0794)	(0.0318)	(0.0794)

The notes are an integral part of these consolidated financial statements.

10

Inter & Co, Inc. Unaudited consolidated interim statements of comprehensive income Quarters and six-month periods ended June 30, 2022 and 2021 (Amounts in thousands of Brazilian reais) 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Profit (loss) for the quarter/six-month period 15,525 (30,498) (13,297) (33,191) Other comprehensive income Items that are or may be reclassified subsequently to the income statement: Result from fair value measurement of financial assets (145,289) (27,691) (233,859) \ (187,891) Exchange variation result (7,355) - (10,671) - Acquisition of non-controlling interest without a change in control (613,718) - (613,718) 96,378 Related tax 82,091 12,461 121,948 46,579 Other comprehensive income for the six-month period, net of income tax and social contribution (684,271) (15,230) (736,300) (44,934) Total comprehensive income for the quarter/six-month period (668,746) (45,728) (749,597) (78,125) Allocation of comprehensive income Part of comprehensive income to controlling shareholders (700,861) (27,259) (749,618) (65,622) Part of comprehensive income to non-controlling interest 32,115 (18,469) 21 (12,503) The notes are an integral part of these consolidated financial statements. Quarter Six-month period 11

Inter & Co, Inc. Unaudited consolidated interim statements of cash flows Six-month periods ended June 30, 2022 and 2021 (Amounts in thousands of Brazilian reais) 06/30/2022 06/30/2021 Operating activities Profit (loss) for the six-month period (13,297) (33,191) Ajustments to profit (loss) Depreciation and amortization 71,990 44,504 Income from equity interests in affiliates 10,062 (3,893) Impairment losses on financial assets 555,410 274,110 Expenses with provisions and contingent liabilities 16,919 22,193 Deferred income tax and social contribution (160,189) (138,775) Current income tax and social contribution 85,263 16,754 Provisions for loss of assets 47,841 (17,966) Other capital gains (losses) (60,914) (20,754) Provision for performance income (92,938) (74,808) Exchange variation result (516) (1,501) (Increase)/ decrease in: Compulsory deposits at Central Bank of Brazil (181,501) 116,431 Loans and advances to customers (2,530,169) (3,806,890) Amounts due from financial institutions 226,573 (144,536) Securities, net of provision for expected loss (312,036) (164,270) Derivative financial liabilities 83,736 15,829 Non-current assets held for sale (79,302) 1,590 Other assets (336,933) (338,328) Increase/ (decrease) in: Liabilities with financial institutions 1,603,772 1,246,454 Liabilities with customers 1,412,866 3,192,499 Securities issued 2,532,130 352,287 Derivative financial liabilities (657) 22,129 Borrowing and onlending 6,784 (1,080) Tax liabilities 47,301 27,109 Provisions (8,649) (8,272) Other liabilities (61,476) 156,284 2,862,070 733,909 Income tax paid (47,305) (31,617) Net cash from operating activities 2,814,765 702,292 Cash flow from investing activities Acquisition of subsidiaries - (91,162) Acquisition of property and equipment (37,610) (25,809) Proceeds from sale of property and equipment 13 307 Net acquisition of property and equipment from subsidiaries (5,881) (604) Acquisition of intangible assets (191,838) (157,074) Proceeds of intangibles 47,499 - Net acquisition of intangible assets from subsidiaries (627,989) (1,143) Acquisition of inancial assets at FVOCI (4,865,888) (7,019,350) Proceeds from sale of financial assets at FVOCI 5,496,141 5,261,825 Acquisition of financial assets at FVTPL (426,702) (1,311,775) Proceeds from sale of financial assets at FVTPL 44,210 674,399 Net cash used in financing activities (568,045) (2,670,386) Cash flow from financing activities Repurchase of treasury shares - (29,322) Paid dividends and interest on capital - (13,173) Acquisition of non-controlling interest without a change in control (1,198,524) 5,585,408 Net cash from / (used in) financing activities (1,198,524) 5,542,913 (Decrease)/ Increase in cash and cash equivalents 1,048,196 3,574,819 Cash and cash equivalents at the beginning of the six-month period 500,446 2,154,687 Effect of the exchange rate variation on cash and cash equivalents 516 1,501 Cash and cash equivalents at June 30 1,549,158 5,731,007 The notes are an integral part of these consolidated financial statements. 12

Inter & Co, Inc.

Unaudited consolidated interim statements of changes in equity for the six-month periods ended June 30, 2022 and 2021
(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Share capital	Reserves	Other comprehensive income	Retained earnings	Treasury shares	Equity attributable to interest of controlling shareholders	Non-controlling interest	Total equity
Balances on January 1, 2021	3,216,455	150,709	25,991	-	(117,521)	3,275,634	48,581	3,324,215
Profit (loss) for the period	-	-	-	(48,939)	-	**(48,939)**	8,502	**(40,437)**
Contributions and distributions								
Constitution/Reversion of reserves	-	(94,085)	-	48,939	-	**(45,146)**	-	**(45,146)**
Dividends and interest on capital	-	(3,122)	-	-	-	**(3,122)**	(7,251)	**(10,373)**
Sale of treasury shares	-	(74,119)	-	-	81,159	**7,040**	-	**7,040**
Resources from non-controlling interest	-	-	-	-	-	**-**	33,998	**33,998**
Net change in fair value - financial assets at FVOCI	-	-	(141,312)	-	-	**(141,312)**	-	**(141,312)**
Balances on May 6, 2021 – Banco Inter	**3,216,455**	**(20,617)**	**(115,321)**	**-**	**(36,362)**	**3,044,155**	**83,830**	**3,127,985**
Corporate restructuring on May 7, 2021	(3,216,442)	1,205,850	74,555	-	36,362	(1,899,675)	1,899,675	**-**
Balances on May 7, 2021 – Inter & Co, Inc.	**13**	**1,185,233**	**(40,766)**	**-**	**-**	**1,144,480**	**1,983,505**	**3,127,985**
Profit (loss) for the period				(6,103)		**(6,103)**	13,349	**7,246**
Allocation from investee								
Other comprehensive income	-	-	21,823	-	-	**21,823**	(74,555)	**(52,732)**
Treasury shares	-	-	-	-	-	**-**	(36,362)	**(36,362)**
Contributions and distributions	-	(6,103)	-	6,103	-	**-**	-	**-**
Dividends and interest on capital	-	-	-	-	-	**-**	(2,800)	**(2,800)**
Resources from non-controlling interest, including capital increase	-	1,565,382	-	-	-	**1,565,382**	4,083,906	**5,649,288**
Balances at June 30, 2021 - Inter & Co, Inc.	13	2,744,512	(18,943)	-	-	2,725,582	5,967,043	8,692,625
Balances on January 1, 2022 - Inter & Co, Inc.	13	2,728,396	(72,284)	-	-	2,656,125	5,793,659	8,449,784
Profit (loss) for the period	-	-	-	(13,318)	-	**(13,318)**	21	**(13,297)**
Contributions and distributions		-						
Constitution/Reversion of reserves	-	(13,318)	-	13,318	-	**-**	-	**-**
Exchange variation adjustment	-	-	(10,671)	-	-	**(10,671)**	-	**(10,671)**
Net change in fair value - financial assets at FVOCI	-	-	(111,911)	-	-	**(111,911)**	-	**(111,911)**
Acquisition of non-controlling interest without a change in control	-	5,127,552	(613,718)	-	-	**4,513,834**	(5,712,358)	**(1,198,524)**
Balances on June 30, 2022 - Inter & Co, Inc.	13	7,842,630	(808,584)	-	-	7,034,059	81,322	7,115,381

The notes are an integral part of these consolidated financial statements.

13

Inter & Co, Inc. Unaudited consolidated interim statements of added value as of June 30, 2022 and 2021 (Amounts in thousands of Brazilian reais, unless otherwise stated) 06/30/2022 06/30/2021 Revenues Revenues 1,155,131 610,070 Interest income Interest income 1,906,310 745,697 Provision of services Provision of services 444,734 211,876 Impairment losses on financial assets Impairment losses on financial assets (555,410) (274,110) Other operating revenues/expenses Other revenues 223,779 123,547 Interest expenses Expenses (864,282) (196,940) Interest (864,282) (196,940) Input from third parties Input from third parties (605,068) (358,970) Materials, energy and others Materials, energy and others (139,351) (42,315) Third-party services Third-party services (63,003) (37,517) Others Others (402,714) (279,138) Telecommunications and data processing Telecommunications and data processing (327,892) (219,768) Publicity and advertising Publicity and advertising (74,822) (59,370) Added value gross Added value gross 550,063 251,100 Deduction Deduction (71,989) (44,504) Depreciation and amortization Depreciation and amortization (71,989) (44,504) Net added value produced by the Bank Net added value produced by the Bank 478,074 206,596 Added value received in transfer Added value received in transfer (10,062) 3,893 Income from equity interests in affiliates Income from equity interests in affiliates (10,062) 3,893 Total added value to distribute Total added value to distribute 468,012 210,489 Distribution of added value Distribution of added value 468,012 210,489 Personnel and tax Personnel and tax 269,192 149,784 Remuneration Remuneration 221,288 118,572 Benefits Benefits 35,550 23,629 FGTS FGTS 12,354 7,583 Taxes, contributions and fees Taxes, contributions and fees 190,210 82,059 Federal Federal 169,953 71,585 Municipal Municipal 20,257 10,474 Rent Rent 21,231 11,370 Interest Interest 676 467 Profit (losses) retained/reversed in the period Profit (losses) retained/reversed in the period 25 (13,318) (20,688) Non-controlling interest Non-controlling interest 25 21 (12,503) The notes are an integral part of these consolidated financial statements. 14

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

Notes to the unaudited consolidated interim financial information
(Amounts in thousands of Brazilian reais)

1 Activity and structure of Inter and its subsidiaries

Inter & Co, Inc., formerly Inter Platform Inc, is a company in the Cayman Island with limited liability, incorporated on January 26, 2021. On May 7, 2021, Inter Platform Inc (the Company and, together with its consolidated companies, the Group) completed the first step of its corporate reorganization process (the Restructuring) involving two new non-operating companies with no assets, liabilities or contingencies: the Company, located in the Cayman Islands, and Inter Holding Financeira S.A. (HoldFin), located in Brazil. In this first step, the controlling shareholder of Banco Inter S.A. (Inter or Banco Inter), some of his family members, and another founding shareholder of Banco Inter (the Controlling Shareholder and Others) became the holders of 100% of the shares of the Company, which, in turn, holds 100% of HoldFin (intermediate holding company) which, in turn, holds the controlling equity interest in Banco Inter, previously held by the Controlling Shareholder and Others. As a result, the Company and HoldFin have become the indirect and direct controlling entities of Banco Inter, respectively, thus the ultimate shareholders of Banco Inter and its voting and non-voting interest were the same before and after the restructuring. On April 8, 2022, the corporate name of "Inter Platform Inc" was changed to "Inter & Co, Inc" through an official company registration in the Cayman Islands. See illustration below (first step of the corporate reorganization):


Inter & Co, Inc.
100,00%
Inter Holding Financeira S.A.
31,05%
Free Float
69,95%
Banco Inter S.A.
100,00%

In the second quarter of 2022, the shareholders of Inter approved the proposal for migration of the shares from B3 to the American stock exchange (Nasdaq). At the Extraordinary General Meeting (EGM) held on May 12, 2022, more than 85% of the attendees approved the corporate reorganization project, which allowed the

15

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

Company's listing in the United States.

Such corporate reorganization project aimed at transferring the shareholding base from Banco Inter to Inter & Co, Inc. and, consequently, the compliance with certain corporate stages was necessary, as summarized below:

- On June 13, 2022,the Company received a contribution from one of the shareholders of Banco Inter through a capital increase made to New LA BI LLC ("New LLC"), a non-operating company with no assets, liabilities or contingencies, which became the holder of the shares of Banco Inter on that date. On the same date, New LLC became the holder of 100% of the shares of HoldFin.

- On June 20, 2022, HoldFin incorporated the free float shares held by the other shareholders of Banco Inter, through delivery of redeemable preferred shares of its own issue. These redeemable shares were repurchased on the same date by HoldFin, upon a cash-out payment and delivery of BDRs (Brazilian Depositary Receipts) backed by shares of Inter & Co previously contributed to HoldFin by the Company. After the aforementioned movements, HoldFin. became the holder of 100% of the outstanding shares of Banco Inter S.A. See illustration (second stage of the corporate reorganization).


Inter & Co, Inc.
100,00%
New LLC
100,00%
Inter Holding Financeira S.A.
100,00%
Banco Inter S.A.
100,00%

After the conclusion of the previously described stages, Inter & Co, Inc. (INTR) started trading shares on Nasdaq, in New York, on June 23, 2022.

Inter & Co, Inc. accounted for the Restructuring as a common control transaction, and the pre-restructuring carrying amounts of Banco Inter were included in the Inter & Co, Inc unaudited consolidated interim financial statements at book value (carryover basis). Thus, these unaudited consolidated interim financial statements

16

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 17 Inter & Co, Inc. reflect: For the six-month period ended June 30, 2021 1. The contribution of Banco Inter consolidated assets and liabilities at book value on May 7, 2021; 2. The recognition of non-controlling interest on May 7, 2021 relating to the Banco Inter shareholders that are not part of the Controlling Shareholder and Others, measured at the proportion of their economic interest in the book value of the consolidated net assets of Banco Inter at that date; 3. The consolidated income statements of Banco Inter from January 1, 2021 to May 6, 2021 aggregated with the consolidated income statements of the Group from May 7, 2021 to June 30, 2021; 4. The consolidated cash flows of Banco Inter from January 1, 2021 to May 6, 2021 aggregated with the consolidated cash flows of the Group from May 7, 2021 to December 31, 2021; For the six-month period ended June 30, 2022 The historical operating results, cash flows and financial position of the Group, based on the balances of Banco Inter and its subsidiaries, which are operating companies. The number of common shares issued by Inter & Co, Inc. is reflected retroactively to March 31, 2021, for purposes of calculating earnings per share. Inter's objective is to act as a multi-service digital bank for individuals and companies, and its main activities include real estate credit, payroll loans, corporate credit, rural credit, credit card operations, current accounts, investments, insurance services, and a marketplace for non-financial services provided through its subsidiaries. The operations are carried out in the context of the group of companies, operating in the market in an integrated manner. 2 Preparation basis a. Compliance statement The unaudited consolidated interim financial statements of Inter & Co, Inc. have been prepared in accordance with IAS 34 - Interim Financial Reporting, with the option of presenting the Complete unaudited consolidated interim Financial Statements, issued by the International Accounting Standards Board (IASB).

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 18 Inter & Co, Inc. These unaudited consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 12, 2022. b. Functional and presentation currency These unaudited consolidated interim financial statements are presented in Brazilian Reais (BRL or R$), the Group’s functional currency. All balances have been rounded to the nearest thousand, unless otherwise noted. c. Use of estimates and judgments In preparing these unaudited consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the accounting policies of the Group and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from such estimates. d. Judgments The information on judgments made in the application of the accounting policies that have significant effects on the amounts recognized in the financial statements is included in the following notes: • Classification of financial assets (see notes 6 and 7) - evaluation of the business model in which the assets are held and evaluation if the contractual terms of the financial asset relate only to payments of principal and interest (SPPI test). • The measurement of the provision for expected credit losses on financial assets measured at amortized cost and fair value through other comprehensive income (FVOCI) requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior. Several significant judgments are also needed to apply the accounting requirements for measuring expected credit loss, such as: determining the criteria to evaluate the significant increase in credit risk; selecting quantitative models and appropriate assumptions for measuring expected credit loss; and establishing different prospective scenarios and their weighting, among others. • Consolidation (note 4.1): whether Inter has de facto control over an investee; • Equity accounted investees (Note 14): whether Inter has significant influence over an investee. (ii) Uncertainties related to assumptions and estimates Information on the uncertainties related to assumptions and estimates with a significant risk of resulting in a material adjustment in accounting balances of assets and liabilities are included in the following notes:

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 19 Inter & Co, Inc. • Deferred tax assets (see note 32c) - availability of future taxable income. • Fair value of financial instruments, including derivative financial instruments (see notes 6, 7 and 12) - Determination of the fair value of financial instruments with significant non-observable inputs • Expected credit loss (see notes 6 and 10b) - determination of inputs into the ECL measurement model, including key assumptions used in estimating recoverable cash flows and incorporation of forward-looking information. 3 Changes to significant accounting policies A number of new standards, amendments and interpretations were effective from January 1, 2022, however, their adoption did not have a significant effect on the Group’s financial statements. Below are presented the new and not yet effective standards: New and not yet effective accounting standards - Amendments to IAS 1 and IFRS 2 Practice statement - Disclosure of accounting policies - Amendments to IAS 8 - Definition of accounting estimates - New issue: IAS 32 - Financial instruments: Presentation - Accounting for subscription warrants initially classified as liabilities - Proposed amendments to IAS 21 - Lack of interchangeability - Amendments to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction - IFRS 17 Insurance contracts - IFRS 17 will be effective for annual reporting periods beginning on or after January 1, 2023. The new and revised pronouncements, when adopted, will not have a material impact on the unaudited consolidated interim financial statements. 4 Significant accounting policies The accounting policies described below were applied in all periods presented in the unaudited consolidated interim financial statements. 4.1. Subsidiaries Companies that the Company controls are classified as subsidiaries. The Company

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 controls an entity when it is exposed to, or has rights to the variable returns arising from its involvement with the entity and has the ability to use its power over such entity to affect the amount of their returns. The subsidiaries are consolidated in full as from the date the Company gains control of their activities until the date on which control ceases to exist. With regard to the significant restrictions on the Group's ability to access or use the assets and settle the Group's liabilities, only the regulatory restrictions, linked to the compulsory reserves maintained in compliance with the requirement of the Central Bank of Brazil, which restrict the ability of subsidiaries of Banco Inter to transfer cash to other entities within the economic group. There are no other legal or contractual restrictions and no guarantees or other requirements that may restrict that dividends and other capital distributions are paid or that loans and advances are made or paid to (or by) other entities within the economic group.

Additionally, Resolution No. 4,693 of the National Monetary Council stipulates limits on credit operations between related parties, the amounts of which cannot represent more than 10% of the institutions adjusted equity, less the value of the interests held by such institution in other institutions authorized to operate by the Central Bank and in financial institutions abroad, as well as the individual maximum limits of (i) 1% for hiring natural personnel; and (ii) 5% for contracting with legal entities.

The following table shows the subsidiaries in each year:

		Share in the capital (%)	
Entity	**Branch of Activity**	**06/30/2022**	**12/31/2021**
Direct subsidiaries			
New LA BI LLC	Holding Company	100.0%	-

		Share in the capital (%)	
Entity	**Branch of Activity**	**06/30/2022**	**12/31/2021**
Indirect subsidiaries			
Inter Holding Financeira S.A.	Holding Company	100.0%	100%
Banco Inter S.A.	Multiple Bank	100.0%	31.4%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	TVM Distributor	98.3%	30.9%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	60.0%	18.8%
Inter Marketplace Ltda.	Marketplace	100.0%	31.4%
Inter Asset Holding S.A.	Asset management	70.0%	22.0%
Inter Titulos Fundo de Investimento	Investment Fund	98.1%	30.7%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	91.7%	28.3%
TBI Fundo De Investimento Renda Fixa Crédito Privado	Investment Fund	100.0%	31.4%
TBI Fundo De Investimento Crédito Privado Investimento Exterior	Investment Fund	100.0%	31.4%
IM Designs Desenvolvimento de Software Ltda.	Provision of services	50.0%	15.7%
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60.0%	18.9%
Pronto Money Transfer Inc. (Usend)	Provision of services	100.0%	-
Inter Asset Gestão de Recursos Ltda	Asset management	70.0%	22.0%
Inter Café Ltda.	Provision of services	100.0%	31.4%
Inter Boutiques Ltda.	Provision of services	100.0%	31.4%
Inter Food Ltda.	Provision of services	70.0%	22.0%

i. Non-controlling interest

The Group recognizes the portion related to non-controlling interests in equity in the consolidated balance sheet. In transactions involving purchase of interests with non-controlling shareholders, the difference between the amount paid and the

20

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 21 Inter & Co, Inc. interest acquired is recorded in equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity. The participation percentages as of December 31, 2021 were impacted by the corporate reorganization and show the indirect share in the capital held by Inter & Co, Inc. The Company holds more than 50% of the voting capital of all the indirect subsidiaries.

Unaudited consolidated interim financial statements as of and for the six- month periods ended June 30, 2022 and 2021 22 Inter & Co, Inc. The following table shows the amounts segregated of each subsidiary: Assets Liabilities Equity Other comprehensive income Revenues Income (loss) for the six-month period Dividends paid 06/30/2022 12/31/2021 06/30/2022 12/31/2021 06/30/2022 12/31/2021 06/30/2022 12/31/2021 06/30/2022 06/30/2021 06/30/2022 06/30/2021 06/30/2022 12/31/2021 Direct subsidiaries New LA BI LLC 7,034,182 - - - 7,034,182 - 4,470,232 - - - 13,196 - - - Indirect subsidiaries Inter Holding Financeira S.A. 8,206,294 2,670,530 1,172,112 14,405 7,034,182 2,656,124 (256,534) - (3,779) 14,155 (13,196) 7,101 - - Banco Inter S.A. 40,558,431 36,433,640 32,209,882 27,945,001 8,348,549 8,488,640 (334,777) (212,195) 2,638,601 1,226,356 29,000 24,560 38,061 (41,491) Inter Distribuidora de Títulos e Valores Mobiliários Ltda. 391,849 368,212 327,905 317,647 63,944 50,565 - - 63,103 24,448 13,732 1,838 - - Inter Digital Corretora e Consultoria de Seguros Ltda. 115,222 124,671 92,259 69,890 22,963 54,781 - - 67,556 41,166 32,713 29,524 - (35,647) Inter Marketplace Ltda. 318,195 231,051 98,648 90,756 219,547 140,295 - - 177,816 91,921 79,972 46,214 - - Inter Asset Holding S.A. 4,082 7,148 1 3,098 4,081 4,050 - - 4,465 4,445 3,175 2,151 (1,666) - Inter Titulos Fundo de Investimento 50,304 50,195 339 304 49,965 49,891 - - 7,487 9,922 2,284 677 - - BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial 529,298 389,497 2,611 1,339 526,687 388,158 - - 40,392 9,366 32,793 6,875 - - TBI Fundo De Investimento Renda Fixa Credito Privado 472,408 443,843 212 154 472,196 443,689 - - 36,911 75,636 28,507 4,614 - - TBI Fundo De Investimento Crédito Privado Investimento Exterior 14,069 14,725 12 63 14,057 14,662 - - 14,873 - (605) - - - IM Designs Desenvolvimento de Software Ltda. 17,289 6,145 799 573 16,491 5,572 - - 5,547 - 1,251 - - - Acerto Cobrança e Informações Cadastrais S.A. 19,138 18,862 2,557 1,815 16,580 17,047 - - 9,511 5,217 (467) (1,377) - - Pronto Money Transfer Inc. (Usend) 222,421 - 154,597 - 67,825 - 463 - 27,132 - (10,732) - - - Inter Asset Gestão de Recursos Ltda 7,422 7,128 3,357 3,097 4,065 4,031 - - 7,949 6,680 4,469 1,657 - - Inter Café Ltda. 1,315 553 1,901 1,187 (587) (634) - - 1,627 - (54) - - - Inter Boutiques Ltda. 1,764 2,198 923 1,822 841 377 - - 2,623 - 185 - - - Inter Food Ltda. 36,806 2,729 2,972 333 33,833 2,396 - - 40,368 78 31,437 (79) - -

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 23 Inter & Co, Inc. ii. Balances and transactions eliminated on consolidation Intra-group balances and transactions, including any unrealized gains or losses arising from intra-group transactions, are eliminated in the consolidation process. Unrealized losses are eliminated only to the extent that there is no evidence of impairment. 4.2. Business combination Pronto Money Transfer Inc. (USEND) On January 14, 2022, Banco Inter S.A. closed the transaction for the acquisition of 100% of the capital of the subsidiary Pronto Money Transfer Inc. (USEND). On January 25, the transaction was authorized by the Secretary of State of the State of California, and the acquisition by Inter was successfully completed. USEND is a U.S. company with 16 years of experience in the field of foreign exchange and financial services, offering, among other products, a digital Global Account solution to carry out money transfers between countries. It has licenses to act as a Money Transmitter in more than 40 US states, and can offer services such as digital wallet, debit card, bill payment, among others, to US residents. Its base of more than 150,000 customers also has access to purchase gift cards and recharge cell phones. With the acquisition of USEND, Inter started its financial activities in the United States, expanding its offer of financial and non-financial products both for U.S. residents and its Brazilian customers, integrating the solutions of the acquired company with the Inter's platform. USEND brought to Inter a portfolio of cross-border products already in operation, in addition to the infrastructure, licenses, and experience in the United States and Brazil necessary to enter this market, including the Global Account Inter. i. Consideration transferred The following table summarizes the amounts of consideration transferred: In thousands of Brazilian reais Cash 631,901 Capital increase 37,644 Amounts payable (a) 89,434 Total consideration transferred 758,979 (a) Part of the amounts initially recorded at the acquisition date were paid through Inter & Co Inc. stock options, to be carried out by USEND's key executives in three installments, in December 2022, 2023 and 2024, in the total number of 1,132,885 "class A" shares. In the six-month period ended June 30, 2022, R$11,514 was recognized as share-based payment in line item “ Personnel expenses ” with a corresponding entry to equity.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 24 Inter & Co, Inc. Identifiable assets acquired, liabilities assumed and goodwill The fair value of identifiable assets and liabilities of USEND at the acquisition date is as follows: In thousands of Brazilian reais Assets 236,087 Cash and cash equivalents (note 8) 160,556 Loans and advances to financial institutions (note 10) 17,861 Securities (note 11) 4,486 Property and equipment (note 15) 6,227 Other assets (note 17) 46,957 Liabilities (156,642) Borrowing and onlending (note 21) (2) Other liabilities (note 24) (156,640) Total net identifiable assets at fair value 79,445 Goodwill on acquisition 679,534 Total consideration 758,979 (a) Inter engaged an independent valuation service to prepare the study for the purchase price allocation (“PPA”) in the identifiable assets acquired, liabilities assumed and goodwill. However, up to the date of these interim financial statements, the study is still in the preparation phase. The preliminary goodwill in the amount of R$679,534 resulting from the acquisition comprises the value of future economic benefits arising from the synergies from part of our internationalization strategy that will open our way to the global market even more, facilitating our operations abroad. ii. Acquisition costs Inter incurred acquisition-related costs of R$5,821 on attorney’s fees, audit and due diligence costs. Attorney’s fees and costs of due diligence were recorded as “Administrative expenses” in the statement of income. iii. (iv.1.1.3) Contribution to the Group's results The contributions to the results for the period can be seen in note 4.1, “Revenues” column.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 25 Inter & Co, Inc. Inter Café Ltda. On December 20, 2021, Marketplace acquired Inter Café, a company that provides cafeteria services selling food prepared for consumption at the cafeteria. i. Consideration transferred The consideration transferred for the acquisition of Inter Café was R$10 at fair value and was paid in a single payment. ii. Identifiable assets acquired, liabilities assumed and goodwill The fair value of identifiable assets and liabilities of Inter Café at the acquisition date is as follows: Assets 553 Cash and cash equivalents (note 8) 51 Property and equipment (note 15) 244 Other assets (note 17) 258 Liabilities (1,178) Other liabilities (note 24) (1,178) Total net identifiable assets at fair value (625) Goodwill on acquisition 635 Total consideration 10 (a) Marketplace engaged an independent valuation service to prepare the study for the purchase price allocation (“PPA”) in the identifiable assets acquired, liabilities assumed and goodwill. However, as of the date of this quarterly financial information, the study is still in the preparation phase and should be completed and account for its effects by the end of 2022. On a provisional basis, the differences between the amounts paid in the acquisitions and the values of the net assets in the investees were allocated as goodwill at Inter Marketplace. Inter Boutiques Ltda. On December 20, 2021, Marketplace acquired Inter Boutiques, which is engaged in sale on the internet, intermediation of services and business in general; retail trade in department stores and holding of ownership interests in other companies a partner, shareholder or unitholder.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 26 Inter & Co, Inc. This new investment has online and offline experiences throughout Brazil. Adding the provision of services for the sales of goods on the digital platform offered by Marketplace. i. Consideration transferred The consideration transferred for the acquisition of Inter Boutiques was R$10 at fair value and was paid in a single payment. ii. Identifiable assets acquired, liabilities assumed and goodwill The fair value of identifiable assets and liabilities of Inter Boutiques at the acquisition date is as follows: In thousands of Brazilian reais Assets 2,198 Cash and cash equivalents (note 8) 21 Other assets (note 17) 2,177 Liabilities (1,822) Other liabilities (note 24) (1,822) Total net identifiable assets at fair value 377 Goodwill on acquisition (367) Total consideration 10 (a) Marketplace engaged an independent valuation service to prepare the study for the purchase price allocation (“PPA”) in the identifiable assets acquired, liabilities assumed and goodwill. However, as of the date of this quarterly financial information, the study is still in the preparation phase and should be completed and account for its effects by the end of 2022. On a provisional basis, the differences between the amounts paid in the acquisitions and the values of the net assets in the investees were allocated as goodwill at Inter Marketplace. IM Designs Desenvolvimento de Software Ltda. On July 1st, 2021, Inter acquired “IM Designs”, a company specialized in developing 3D tools for the creation of visualization projects for indoor and outdoor environments, through virtual reality, augmented reality and mixed reality. i. Consideration transferred The consideration transferred for the acquisition of IM Designs was R$ 15,000 of which R$ 10,000 has already been paid and another R$ 5,000 is payable.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 27 Inter & Co, Inc. ii. Identifiable assets acquired, liabilities assumed and goodwill The fair value of the identifiable assets and liabilities of IM Designs at the acquisition date is as follows: In thousands of Brazilian reais Assets 652 Cash and cash equivalents (note 5) 230 Property and equipment (note 15) 112 Other assets (note 17) 310 Liabilities (188) Other liabilities (note 24) (188) Total net identifiable assets at fair value 464 Goodwill on acquisition (a) 14,536 Total 15,000 (a) Inter engaged an independent valuation service to prepare the study for the purchase price allocation (“PPA”) in the identifiable assets acquired, liabilities assumed and goodwill. However, as of the date of this quarterly financial information, the study is still in the preparation phase and should be completed and account for its effects by the end of 2022. On a provisional basis, the differences between the amounts paid in the acquisitions and the values of the net assets in the investees were allocated as goodwill at Inter Marketplace. Inter Food Ltda On April 13, 2021, Banco Inter acquired the shareholding control of “Inter Food”, mainly engaged in the provision of the program of benefits through an application to consumers and restaurants under the Inter Food brand, through the acquisition of 70% of its voting shares. The operations of Inter Food are held within the subsidiary Inter Marketplace Ltda. i. Consideration transferred The consideration transferred for the acquisition of Duo Gourmet was R$8,350, of which R$3,210 in cash, R$4,140 in installments, and R$1,000 as capital contribution to the investee. ii. Identifiable assets acquired, liabilities assumed and goodwill The fair value of identifiable assets and liabilities of Duo Gourmet at the acquisition

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 28 Inter & Co, Inc. date is as follows: In thousands of Brazilian reais Assets 5,349 Cash and cash equivalents (note 8) 474 Securities (note 11) 264 Intangible assets (note 16) 4,611 Liabilities (51) Tax liabilities (note 22) (49) Other liabilities (note 24) (2) Total net identifiable assets at fair value 5,298 Goodwill on acquisition 3,052 Total consideration 8,350 (i) Marketplace engaged an independent valuation service to prepare the study for the purchase price allocation (“PPA”) in the identifiable assets acquired, liabilities assumed and goodwill. The goodwill in the amount of R$3,052 resulting from the acquisition comprises the value of future economic benefits arising from the synergies with the objective of pursuing growth in the share of meals outside the home (off-line experience) combining advantages for the Inter customer through its Super App (online channel). a. Transactions in foreign currency Transactions in foreign currency are translated into the respective functional currencies of the Group’s entities by the spot exchange rates on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at reporting dates are translated into the functional currency at the spot exchange rate at that date. Non-monetary assets and liabilities measured at fair value in foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction. Foreign currency differences arising on translation are generally recognized in profit or loss. b. Cash and cash equivalents The balance of cash and cash equivalents consists of cash held and bank deposits on demand (in Brazil and abroad) and other short-term highly liquid investments with original maturity dates not exceeding three (3) months that are subject to insignificant risk of changes in their fair value. These instruments are used by the Group to manage its short-term commitments.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 29 Inter & Co, Inc. c. Financial assets and liabilities Financial assets and liabilities are initially booked at fair value, and subsequently, measured at amortized cost or fair value. i. Classification and measurement of financial assets Financial Instruments are classified as financial assets into the following measurement categories: • Amortized cost; • Fair value through other comprehensive income (FVOCI); or • Fair value through profit or loss (FVTPL). The classification and subsequent measurement of financial assets depend on: • The business model in which they are managed; • The characteristics of their cash flows (Solely Payment of Principal and Interest Test - SPPI Test). Business model: represents the way in which the financial assets are managed to generate cash flows and does not depend on management’s intentions regarding an individual instrument. Financial assets may be managed for the purpose of: i) collecting contractual cash flows; ii) collecting contractual cash flows and selling assets; or iii) others. To evaluate business models, the Group considers the risks affecting the performance of the business model; and how the performance of the business model is assessed and reported to management. When the financial asset is held in business models “i” and “ii” above, the SPPI Test needs to be applied.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 30 Inter & Co, Inc. SPPI Test: assessment of cash flows generated by the financial instrument in order to verify whether they refer only to payments of principal and interest, which includes only consideration for the time value of money, credit risk and other basic lending risks. If the contractual terms introduce exposure to risks or volatility in cash flows, such as exposure to changes in the prices of equity instruments, the financial asset is classified as at fair value through profit or loss. Hybrid contracts shall be assessed as a single unit, including all embedded features. Classification Based on these factors, Inter applies the following criteria for each classification category: Amortized cost • Assets managed to obtain cash flows consisting only of payments of principal and interest (SPPI Test); • Initially recognized at fair value plus transaction costs; • Subsequently measured at amortized cost, using the effective interest rate; • Interest, including the amortization of premiums and discounts, is recognized in the Income Statement under the line item Interest income calculated using the effective interest method. Financial assets at fair value through other comprehensive income • Assets managed both to obtain cash flows consisting only of payments of principal and interest (SPPI Test) and from sale; • Initially recognized at fair value plus transaction costs and subsequently measured at fair value; • Interest income is recognized in the Income Statement using the effective interest rate under the line item Interest income calculated using the effective interest method; • Expected credit losses are recognized in the Income Statement; • Unrealized gains and losses (except expected credit losses, currency rate differences, dividends and interest income) are recognized, net of applicable taxes, as other comprehensive income under the line item Financial assets at FVOCI - Net change in fair value. Financial assets at fair value through profit or loss • Assets that do not meet the classification criteria of the previous categories; or assets designated at initial recognition as at fair value through profit or loss to reduce "accounting mismatches"; • Initially recognized and subsequently measured at fair value; • Transaction costs are recorded directly in the Income Statement;

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 31 Inter & Co, Inc. • Gains and losses arising from changes in fair value are recognized in the Income Statement in the line-item Net gains / (losses) from derivatives or Income from securities. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets are derecognized when the rights to receive cash flows expire or when the Group transfers substantially all the risks and rewards. When the Group neither transfers nor retains substantially all the risks and rewards, the Group assesses if it has maintained control. If the Group has not retained control, then it derecognizes the asset. If the Group has retained control, then it continues to recognize the asset to the extent of its continuing involvement. Financial assets and liabilities are offset and the net amount is reported in the balance sheet only when there is a legal right to offset the amounts recognized and there is the intention to settle them on a net basis or to realize the asset and settle the liability simultaneously. Equity instruments An equity instrument is any contract proving a residual interest in the assets of an entity, after deducting all its liabilities, such as Shares and Quotas. The Group measures all its equity instruments held at fair value through profit or loss. Gains and losses on equity instruments measured at fair value through profit or loss are recorded in the Income Statement. Effective interest rate The effective interest rate is established on initial recognition of financial assets and liabilities and is the rate that discounts estimated future receipts or payments over the expected life of the financial asset or liability to the value at initial recognition. For the calculation of the effective interest rate, the Group estimates the cash flows considering all the contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all commissions paid or received between the parties to the agreement, transaction costs and all other premiums or discounts. Interest income is calculated by applying the effective interest rate to the gross carrying amount of the financial asset.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 32 Inter & Co, Inc. Fair value Fair value is the price that would be received for the sale of an asset or that would be paid by the transfer of a liability in an orderly transaction between market participants at the measurement date. Details on the fair value of financial instruments as well as on the fair value hierarchy are presented in Note 7. Expected credit loss The Group assesses, on a prospective basis, the expected credit loss associated with financial assets measured at amortized cost or at fair value through other comprehensive income. The recognition of the provision for expected credit loss is made on each reporting date and an expense is recognized in the income statement. In the case of financial assets measured at fair value through other comprehensive income, the Group recognizes the expense for provision for credit losses in the income statement and adjusts the fair value gains or losses recognized in other comprehensive income. Measurement of expected credit loss Financial assets: the loss is measured at the present value of the difference between the contractual cash flows and the cash flows that the Group expects to receive discounted at the effective rate charged; Loan commitments: the loss is measured at the present value of the difference between the contractual cash flows that would be payable if the commitment was honored and the cash flows that the Group expects to receive; Financial guarantees: the loss is measured by the difference between the expected payments to the counterparty and the amounts that the Group expects to recover. At every reporting period, the Group evaluates the expected loss of its credit portfolio. The expected loss is calculated using the following inputs: probability of default (PD), loss given default (LGD) and exposure at default (EAD). For the calculation of expected credit loss, the credit portfolio is divided into products with similar characteristics, for example, transactions with real estate guarantee form a group for the purposes of statistical modeling. Other product divisions include: credit cards; payroll loans; business loans, etc. For the estimation of LGD, a workout period - asset recovery - of up to 60 months is considered, given

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 33 Inter & Co, Inc. the nature of the operations, such as, for example, real estate credit, in which the collection and sale of an asset can extend over longer periods. However, to calculate the recovered value, the loss of value over time is considered, in order to measure the economic impacts on that asset. As part of the estimation of the expected credit loss, each contract is classified in one of three risk stages. The first includes operations with no significant increase in credit risk since recognition, with the expected loss calculated over the following twelve months. The second group includes contracts with a significant increase in credit risk, namely: contracts overdue for more than 30 days and contracts which have been renegotiated or which are in the cure period. For this group, the expected loss is calculated over the remainder of the contractual term. The third group includes contracts that are more than 90 days overdue and / or evidence credit impairment - that is, are in default. Finally, in order to incorporate the macroeconomic perspectives that might affect the financial conditions of the portfolio, a correction factor based on a macroeconomic model is used; it considers the main market indicators: Interbank deposit certificate (CDI), broad national consumer price index (IPCA), gross domestic product (PIB) and minimum wage. The probability of default of each product group is calibrated using a multiplier, which contemplates the forecasts for the variables mentioned above, with variations that represent a base scenario and a market stress scenario. The forecasts of the macroeconomic variables used are obtained by means of a study by the Research department of Inter, in addition to the evaluation of external forecasts. To determine the provision for expected losses, the PD calibrated by the macroeconomic model is multiplied by the LGD and EAD of each operation, which results in the final expected credit loss of each asset. The areas of credit risk and data intelligence are responsible for defining the methodologies and modeling used to measure the expected loss in credit operations and to assess the evolution of the provision amounts, on a recurrent basis. Such areas monitor the trends noticed in the provision for expected credit loss by segment, in addition to establishing an initial understanding of the variables that may trigger changes in provision, PD or LGD. Modification in contractual cash flows When the contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, the Group does not derecognize the asset. However, the gross book value of this financial asset

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 34 Inter & Co, Inc. is recalculated as the present value of the renegotiated or modified contractual cash flows discounted at the original effective interest rate. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. Differences between the carrying value prior to and following the renegotiation are recognized immediately in the Income Statement. If, on the other hand, the renegotiation or modification substantially changes the terms and conditions of the financial asset, the Group derecognizes the original asset and recognizes a new one. Accordingly, the renegotiation date is considered to be the date of initial recognition of the new asset for purposes of calculating expected credit loss, including to determine significant increases in credit risk. The Group also assesses whether the new financial asset may be considered as originated or purchased with credit recovery problems, particularly when the renegotiation was caused by financial difficulties of the debtor. Differences between the carrying value of the original asset and the fair value of the new asset are recognized immediately in the Income Statement. Write-off of financial assets When there is no reasonable expectation of the recovery of a financial asset, considering historical curves, its total or partial write-off is made simultaneously with the reversal of the related provision for expected credit loss, with no net effect in the Income Statement. Subsequent recoveries of amounts previously written-off are recorded as gains in the Income Statement. ii. Classification and measurement of financial liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: Financial liabilities at fair value through profit or loss: classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce "accounting mismatches". The Group designates financial liabilities, irrevocably, at fair value through profit or loss on initial recognition (fair value option), when the option reduces or significantly eliminates measurement or recognition inconsistencies. Derecognition and modification of financial liabilities The Group derecognizes a financial liability from the balance sheet when it is extinguished, i.e., when the obligation specified in the agreement is discharged, canceled or expired. An exchange of debt instrument or substantial modification of the terms of a financial liability result in the derecognition of the original financial liability and the recognition of a new one.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 35 Inter & Co, Inc. iii. Derivatives All derivatives are recorded as financial assets when the fair value is positive, and as financial liabilities when the fair value is negative. The Group has opted to continue to apply the accounting hedge requirements set forth in IAS 39 as at June 30, 2022, however, it may adopt the IFRS 9 requirements in future periods. Pursuant to this rule, derivatives may be designated and qualified as hedge instruments for accounting purposes and, depending on the nature of the hedged item, the method for recognizing fair value gains or losses will be different. All the following conditions shall be met to qualify as an accounting hedge: • At the beginning of hedge, there is a formal designation and documentation of the hedge relation and the objective and strategy of the entity's risk management; • It is expected that hedge will be highly effective in achieving offsetting changes in the fair value or in the cash flows attributable to the hedged risk, consistent with the risk management strategy originally documented for this hedge relationship; • For a cash flow hedge, an expected transaction that is subject to the hedge shall be highly likely and generate changes in cash flows that could ultimately affect profit or loss; • The hedge effectiveness can be reliably measured, i.e., the fair value or the cash flows of the hedged item attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured; and • The hedge effectiveness is measured on an ongoing basis and determined to be highly effective during all periods for which it was designated. There are three possible types of hedges under the standards: fair value hedge, cash flow hedge and hedge of net investment in a foreign subsidiary. The Group uses only fair value hedge with derivatives as the hedging instruments. For derivatives designated and qualified as part of a fair value hedge, the following practices are applied: a) The gain or loss resulting from the re-measurement of the hedging instrument at fair value is recognized in profit or loss; and b) The gain or loss resulting from the fair value measurement of the hedged item attributable to the designated risk is recognized in profit or loss. When the derivative expires or has been sold and the hedge or the accounting hedge criteria cease to be met, or the Group revokes the designation, the Group discontinues prospectively the hedge accounting. Any adjustment to the carrying amount of the hedged item is amortized in profit or loss.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 36 Inter & Co, Inc. In compliance with its risk management policies, as described in note 7, the Group uses derivative financial instruments, mainly swap registered with B3 (Brazil, Bolsa, Balcão), in market risk hedges of certain loans and advances to customers. The derivative financial instruments are presented in note 12. iv. Loan commitments and financial guarantees Loan commitments and financial guarantees are initially recognized at fair value. Subsequently this fair value is amortized over the life of the contract. If the Group concludes that the expected credit loss in respect of the contract is higher than the initial fair value less accumulated amortization, the contract is measured at the expected credit loss amount. d. Non-current assets held for sale Non-current assets held for sale include properties repossessed in debt. These are classified as held for sale if their book value is expected to be recovered mainly through sale instead of use. This condition is met only when the sale is highly probable and the non-current asset is available for immediate sale in its current condition. Management must be committed to the sale, which, on recognition, is expected to be considered completed within one year of the classification date. The reclassification of assets to this balance sheet line item, when this condition is met, is carried out at the lower of its carrying amount and the fair value less costs to sell of the asset. The fair value less costs to sell of the properties is determined using the sales history of the previous year's inventory segregated according to the occupancy status (occupied or unoccupied) of the property. Subsequently, impairment is recognized if the fair value less costs to sell is lower than the book value. e. Property and equipment (i) Recognition and measurement Property and equipment items are measured at historical cost, excluding maintenance expenses, less accumulated depreciation and any accumulated impairment losses. The cost includes expenses directly attributable to the acquisition of the asset. The cost of assets generated internally includes the cost of materials and direct labor as well as any other directly attributable costs required to make it ready for its intended use. Purchased software that is integral to the functionality of the related equipment is recorded as part of that equipment. The useful lives and residual values of the assets are reevaluated and adjusted, if necessary, on each balance sheet date or when applicable.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 37 Inter & Co, Inc. Gains and losses on the sale of property and equipment (calculated as the difference between the proceeds from the sale and the carrying value of property and equipment) are recorded in the Income Statement. (ii) Subsequent expenditure The cost of repairing or maintaining an item of property and equipment is recognized as part of the cost of the asset, when it is likely that the future economic benefits of the item will flow to the Group over more than one year and its cost can be measured reliably. Other costs of repairs and maintenance are recognized in profit or loss as they are incurred. (iii) Depreciation Depreciation of property and equipment is recognized using the straight-line method over their estimated useful lives to reduce their carrying amount to their estimated residual values. Land is not depreciated. The estimated useful lives of items of property and equipment are as follows: Description Estimated useful lives Buildings, furniture and equipment 10 years Data processing system 5 years The depreciation methods, the useful lives and the residual values are reviewed at each reporting date and adjusted if appropriate. f. Intangible assets (i) Goodwill Goodwill results from the acquisition of subsidiaries and represents the excess of the sum of: (i) transferred consideration; (ii) the value of the non-controlling interest in the acquired company; and (iii), in a business combination achieved in stages, the fair value of the Group’s previously held equity interest in the company, over the fair value of the identifiable net assets acquired. Goodwill is not amortized. (ii) Customer relationships Customer relationships are recognized at fair value on the acquisition date. Subsequently they are measured at cost less accumulated amortization. The amortization is calculated using the linear method over the expected life of the relationship with the customer.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 38 Inter & Co, Inc. (iii) Purchased software and licenses Purchased software and licenses are capitalized based on the costs incurred to acquire them and make them ready for use. These costs are amortized over their useful lives. (iv) Development cost The cost of intangible assets generated internally includes all directly attributable expenses, necessary for creation, production and preparation of the asset to be able to function as intended by management. Development costs, which are directly attributable to a software development project controlled by the Group, are recognized as intangible assets. Directly attributable costs include the cost for employees allocated to the development of the software and an allocation of the applicable indirect expenses. The costs also include the financing costs incurred during the period of development of the software. The development costs recognized as assets are amortized over their estimated useful life. The costs associated with software maintenance are recognized as expenses, as incurred. (v) Amortization The estimated useful lives of intangible asset items are as follows: Customer relationships 5 years Internally developed software 3 to 5 years The amortization methods and the useful lives are reviewed at each reporting date and adjusted if appropriate. (vi) License for use of software The software licenses are capitalized based on the costs incurred to acquire the software and make them ready for use. These costs are amortized over the estimated service life of the software. The costs of software maintenance are recognized as expenses, as incurred. The development costs, which are directly attributable to the project and the tests of identifiable and exclusive software products controlled by the Group, are recognized as intangible assets. The directly attributable costs, which are capitalized as a part of the software, include the cost for employees allocated in the software development and an allocation of the applicable indirect expenses. The costs also include the borrowing costs incurred during the period of development of the software.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 39 Inter & Co, Inc. The software development costs recognized as assets are amortized during their estimated service life. g. Impairment of non-financial assets On each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than deferred tax assets) to determine if there is any indication of impairment. In case there is such indication, then the recoverable value of the asset is estimated. Goodwill is tested annually for impairment. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (i.e., cash-generating units - CGUs). The recoverable amount of an asset or CGU is the higher of its value in use and its fair value less selling cost. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses recognized in prior periods are assessed at each reporting date to detect indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized. h. Provisions A provision is recognized if, as a result of a past event, the Group has a present, legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined based on expected future cash flows discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. In establishing provisions, Management considers the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous proceedings, the complexity and the position of the courts and the assessment of the probability of loss. Contingent liabilities are:

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 40 Inter & Co, Inc. • a possible obligation arising from past events and whose existence may only be confirmed by the occurrence of one or more uncertain future events not fully within the Group’s control; or • a present obligation stemming from past events that is not recognized because: • it is not probable that an outflow of resources encompassing economic benefits shall be required in order to settle the obligation; or • the amount of the obligation cannot be measured with sufficient certainty. The provisions are measured at the best estimate of the disbursement required to settle the present obligation at the balance sheet date, considering: The risks and uncertainties involved; Where relevant, the financial effect produced by the discounted present value of future cash flows required to settle the obligation; and Future events that may change the amount required to settle the obligation. Contingent assets are recognized only when there is a secured guarantee or favorable court rulings over which there are no more appeals, characterizing the gain as practically certain. Contingent assets, whose expectation of success is probable, are disclosed when material. i. Employee benefits (i) Short-term employee benefits Short-term employee benefits are recognized as personnel expenses to the extent the corresponding service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation may be estimated reliably. (ii) Share-based compensation agreements The fair value at the grant date of share-based compensation agreements granted to employees is recognized as an expense, with a corresponding increase in shareholders’ equity, during the period in which employees unconditionally acquire the right to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which there is an expectation that service and performance conditions will be met, in such a way that the final value recognized as an expense is based on the number of awards actually meeting the conditions of service and performance on the vesting date.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 41 Inter & Co, Inc. j. Income taxes: Income tax and social contribution Provisions are calculated considering the tax base in accordance with the relevant legislation and the applicable rates: Deferred tax assets are recognized and measured based on expectations for realization, considering technical studies and analyses made by management. The Group performs a study regarding the likelihood of acceptance by the ultimate taxation authority of any uncertain tax positions it adopts based on its evaluation of different factors, including interpretation of the fiscal laws and past experience. No additional provision was recognized for any of the open fiscal periods. Such evaluation is grounded on estimates and assumptions, which may involve judgments of future events. New information can be made available, which would lead the Group to change its judgment regarding the suitability of the existing provision. Any such changes will impact the income tax expenses in the year they are made. (i) Current taxes Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year and any adjustment to tax payable in respect of previous years. It is measured based on tax rates enacted or substantively enacted on the date of the balance sheet. (ii) Deferred taxes Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for taxation purposes. The tax benefit of tax loss carryforwards is recognized only when it is probable that future taxable profits shall be generated in sufficient amounts to allow it to be realized. Income tax and social contribution expenses are recognized in the Income Statement, unless related to the valuation of financial instruments at FVOCI when these are recognized in other comprehensive income. k. Interest Interest income and expenses are calculated using the effective interest rate (see note 4c) for all financial instruments at amortized cost and FVOCI. The fair value changes of derivative financial instruments qualified for fair value hedges of interest rates are recorded as interest income or expenses in the same line item where the changes in the fair value of the hedged items are recorded.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 42 Inter & Co, Inc. l. Net result from services and commissions The Group recognize revenue using a five step model as follows: • Step 1 - Identify the contract(s) with the customer • Step 2 - Identify the performance obligations in each contract • Step 3 - Determine the transaction price in accordance with the contractual terms. If a contract includes variable consideration, the Group estimates the amount of consideration that it will be entitled to in exchange for transferring the promised goods or services to the customer, applying the constraint. • Step 4 - Allocate the transaction price to the performance obligations in the contract based on their stand-alone selling price. The stand-alone selling price of the service is the price at which the Group would sell a service separately to a customer on a segregated basis. The best evidence of a stand-alone selling price is the observable price of a service when the Group sells that service separately under similar circumstances and to similar customers. If the service is not sold to a customer separately, the stand-alone selling price is estimated using an appropriate method. When estimating a stand-alone selling price, all information (including market conditions) that is available is considered and the use of observable data is maximized. • Step 5 - Recognize revenue when (or as) the entity satisfies a performance obligation (i.e. the service is effectively rendered). The significant revenues of the Group are: • Interchange fees are commission income from card transactions carried out by clients with cards issued by the Group. The performance obligation is satisfied when the transaction is made. The transaction price is pre- defined percentage of the total payment made using the card. • Asset management activities (management of third-party resources) generate management and performance fees. Management fees are recognized as the service is performed in each period. The performance fees are variable and are recognized at the end of each performance period when it is highly probable that a significant reversal will not subsequently occur.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 43 Inter & Co, Inc. • Income from bank fees is primarily related to account opening fees and fees charged for interbank transfers made by Inter account holders and are recognized when the services are provided. The transaction price is the contractual amount. • Commission and intermediation revenues relate to the intermediation of the sale of products and services. Revenues are recognized when the service of intermediation is performed at which point the performance obligation is satisfied. The transaction price is the contractual amount which, generally, is a percentage of the sale value. m. Equity (i) Capital stock The common and preferred shares are classified in shareholders' equity. Additional costs directly attributable to the issuance of new shares or options are included in equity as a deduction of the amount raised, net of taxes. (ii) Earnings per share Basic earnings per share is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of shares outstanding during the year, excluding the average number of shares held in treasury. The Company has no dilutive potential ordinary shares in issuance. n. Lease The Group does not have significant leases as a lessor. At the inception of a contract, the Group evaluates whether a contract is or contains a lease. A contract is or contains a lease, if the contract transfers the right to control the use of an identified asset for a given period of time in return for compensation. (i) As leases At the beginning or upon amendment of a contract containing a lease component, the Group allocates the compensation in the contract to each lease and non-lease component based on its stand-alone price. However, for property leases, the Group opted not to separate the non-lease components and book the lease and non-lease components as a single lease component. The Group recognizes a right-of-use asset and lease liability on the lease start date. The right-of-use asset is measured initially at cost, which is equal to the value of the initial measurement of the lease liability, adjusted by any lease payments made prior to the start date, plus any initial direct costs incurred by the lessee and estimate of

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 44 Inter & Co, Inc. costs to be incurred by the lessee to dismantle, remove or restore the asset, minus any lease incentives received. The right-of-use asset is subsequently depreciated by the straight-line method from the start date to the end date of the lease term, unless the lease transfers the ownership of the underlying asset to the Group at the end of the lease term, or if the lease includes a purchase option which the Group is reasonably certain to exercise. In these cases, the right-of-use asset is depreciated over the useful life of the asset. Furthermore, the right-of-use asset is periodically assessed for impairment, if any, and adjusted for certain re-measurements of the lease liability. The lease liability is initially measured at present value of the outstanding lease payments discounted by the implicit interest rate of the lease or, if this rate cannot be determined, by the Incremental borrowing rate of the Group. The Group determines its incremental borrowing rate from interest rates on funding received from third parties adjusted to reflect the contract terms and the type of asset leased. The lease payments included in the lease liability measurement comprise the following: • fixed payments; • variable lease payments, which depend on an index or rate, initially measured using the index or the rate on the start date; • amounts expected to be paid by the Group, according to the residual value guarantees; • the price to exercise the purchase option, if the Group is reasonably certain to exercise such option; and • payments of fines for lease termination, if the lease term reflects the exercise of the option of the Group to terminate the lease. • The lease liability is measured at amortized cost, using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in- substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 45 Inter & Co, Inc. The Group presents right-of-use assets as ‘Property and equipment” and lease liabilities in “Other liabilities” in the balance sheet. (ii) Lease of low-value assets and short-term leases The Group opted not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognizes lease payments associated with these leases as an expense on a straight- line basis over the lease term. o. Foreign operations The assets and liabilities of foreign operations are translated into Real at the exchange rates at the reporting date. Revenues and expenses from foreign operations are converted into real using average exchange rates for a monthly period, unless material changes are observed in the investee’s operations or in the fluctuation of exchange rates. The differences in foreign currencies generated for the conversion into the presentation currency are recognized in other comprehensive income and accumulated in the equity valuation adjustments in equity account. When a foreign entity is written-off in whole or in part, thus losing control, significant influence or joint control, the accumulated amount of exchange rate changes related to that foreign entity is reclassified to profit (loss) as part of the gain or loss on the write-off. If the Group writes-off part of its interest in a subsidiary, but maintains control, the relevant proportion of the accumulated value will be assigned to non- controlling interest. 5 Operating segments Operating segments are disclosed based on the internal disclosures that are used by the chief operating decision maker to allocate resources and to assess performance. The chief operating decision maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Group, is the Board of Directors. The operations of the Group are divided into five reportable segments: Banking; Inter Invest; Inter Seguros; Inter Shop and others. The accounting policies applied in the financial information reported by operating segments are based on the accounting practices adopted in Brazil, and therefore differ from those described in the significant accounting policies in note 4. Banking and security segment are composed by financial institutions authorized to operate by Central Bank of Brazil. The significant differences that impact profit for the period of the segments relate to:

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 46 Inter & Co, Inc. a. Expected credit loss on securities at FVOCI For segment reporting purposes, no expense is recognized for expected credit loss on securities at FVOCI. b. Deferral of financial charges For segment reporting purposes commissions paid to correspondents for the origination of financial assets are recognized in the Income Statement at the time of origination of the transaction. Contract revenues For segment reporting purposes, performance-based amounts due following the sale of non-controlling interest are recognized only when the performance criterion is met. Profit by operating segment Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment. Transactions between segments are carried out under terms and rates compatible with those practiced with third parties, where applicable. The Group does not have any single customer accounting for more than 10% of its total net revenue. a. Banking segment The banking segment comprises a wide range of banking products and services, such as checking accounts, cards, deposits, loans and advances and other services, which are available to the clients primarily by means of Inter’s mobile application (mobile app). Part of this segment is also due to the debt collection activity. This segment offers foreign exchange and financial services, as well as a Global Account digital solution for money remittances between countries, among others. b. Inter Invest segment This segment is responsible for operations related to the purchase, sale and custody of securities, the structuring and distribution of securities in the capital market and operations related to the management of funds’ portfolios and other assets (purchase, sale, risk management). Revenues consist primarily of administration fees and commissions charged to investor for the rendering of such services. e. Inter Seguros segment This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 47 Inter & Co, Inc. products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions is recognized when the performance obligation is fulfilled. f. Inter Shop segment The Group provides a digital platform through which companies with which it has an agreement (‘partner companies’) offer goods and/or services to its customers. The Group acts as an agent in these transactions and recognizes commission income when the intermediation service is provided. g. Others Comprises other activities

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

Segment information

	06/30/2022								
	Banking	**Inter Invest**	**Inter Seguros**	**Inter Shop**	**Total Reported**	**Others**	**Combined**	**Eliminations and adjustments**	**Consolidated**
Interest income	1,102,091	1,976	-	3	1,104,070	42,749	1,146,819	(3,347)	1,143,472
Interest expenses	(800,857)	(7,257)	-	-	(808,114)	-	(808,114)	6,302	(801,812)
Net interest income	**301,234**	**(5,281)**	**-**	**3**	**295,956**	**42,749**	**338,705**	**2,955**	**341,660**
Revenues from services and commissions	206,632	43,513	34,234	156,113	440,492	4,262	444,734	(99)	444,635
Expenses from services and commissions	(58,527)	-	-	(4)	(58,531)	(3,840)	(62,371)	-	(62,371)
Net result from services and commissions	**148,105**	**43,513**	**34,234**	**156,109**	**381,961**	**402**	**382,363**	**(99)**	**382,264**
Income from securities	770,558	12,002	989	4,475	788,024	27,404	815,428	(60,569)	754,859
Net gains / (losses) from derivatives	6,185	-	-	-	6,185	1,794	7,979	-	7,979
Other revenues	282,120	14,034	29,421	28,144	353,719	(10,014)	343,705	(119,926)	223,779
Revenues	**1,508,202**	**64,268**	**64,644**	**188,731**	**1,825,845**	**62,335**	**1,888,180**	**(177,639)**	**1,710,541**
Impairment losses on financial assets	(487,950)	567	-	-	(487,383)	(406)	(487,789)	(67,621)	(555,410)
Personnel expenses	(294,531)	(7,835)	(3,911)	(8,801)	(315,078)	(2,508)	(317,586)	-	(317,586)
Depreciation and amortization	(70,647)	(1,576)	(277)	(1,585)	(74,085)	(59)	(74,144)	2,155	(71,989)
Other administrative expenses	(714,932)	(22,980)	(10,910)	(33,469)	(782,291)	(14,694)	(796,985)	(46,732)	(843,717)
Income from equity interests in affiliates	(10,062)	-	-	-	(10,062)	-	(10,062)	-	(10,062)
Income (loss) before taxes	**(69,920)**	**32,444**	**49,546**	**144,876**	**156,946**	**44,668**	**201,614**	**(289,837)**	**(88,223)**
Current income tax and social contribution	(22,635)	(11,184)	(17,288)	(33,339)	(84,446)	(817)	(85,263)	-	(85,263)
Deferred income tax and social contribution	110,356	116	454	-	110,926	-	110,926	49,263	160,189
Profit for the Period	**17,801**	**21,376**	**32,712**	**111,537**	**183,426**	**43,851**	**227,277**	**(240,574)**	**(13,297)**
Total assets	40,799,990	403,353	115,222	358,080	**41,676,645**	23,358,033	**65,034,678**	(24,100,899)	**40,933,779**
Total liabilities	32,367,038	331,263	92,259	104,445	**32,895,005**	1,176,211	**34,071,216**	(252,818)	**33,818,398**
Total equity	8,432,952	72,090	22,963	253,635	**8,781,640**	22,181,822	**30,963,462**	(23,848,081)	**7,115,381**

48

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

	06/30/2021								
	Banking	**Inter Invest**	**Inter Seguros**	**Inter Shop**	**Total Reported**	**Others**	**Combined**	**Eliminations and adjustments**	**Consolidated**
Interest income	579,116	4	-	-	579,120	17,378	596,498	(1,834)	594,664
Interest expenses	(143,267)	(867)	-	-	(144,134)	(6,450)	(150,584)	(1,236)	(151,820)
Net interest income	**435,849**	**(863)**	**-**	**-**	**434,986**	**10,928**	**445,914**	**(3,070)**	**442,844**
Revenues from services and commissions	94,638	21,337	25,019	70,883	211,877	-	211,876	-	211,876
Expenses from services and commissions	(44,808)	-	-	-	(44,808)	(312)	(45,120)	-	(45,120)
Net result from services and commissions	**49,829**	**21,337**	**25,019**	**70,883**	**167,069**	**(312)**	**166,756**	**-**	**166,756**
Income from securities	194,867	4,705	1,899	5	201,477	3,238	204,715	(9,985)	194,730
Net gains / (losses) from derivatives	(44,513)	-	-	-	(44,513)	816	(43,697)	-	(43,697)
Other revenues	172,734	8,066	14,068	(39)	194,829	7,631	202,460	(78,913)	123,547
Revenues	**808,767**	**33,245**	**40,986**	**70,849**	**953,847**	**22,301**	**976,148**	**(91,968)**	**884,180**
Impairment losses on financial assets	(164,494)	-	-	-	(164,494)	(192)	(164,686)	(109,424)	(274,110)
Personnel expenses	(163,941)	(4,199)	(3,360)	(3,407)	(174,907)	-	(174,907)	-	(174,907)
Depreciation and amortization	(41,459)	(313)	(113)	(617)	(42,502)	-	(42,502)	(2,002)	(44,504)
Other administrative expenses	(497,629)	(17,981)	(3,078)	(10,696)	(529,384)	(2,414)	(531,798)	(17,966)	(549,764)
Income from equity interests in affiliates	3,893	-	-	-	3,893	-	3,893	-	3,893
Income (loss) before taxes	**(54,863)**	**10,752**	**34,435**	**56,129**	**46,453**	**19,695**	**62,255**	**(221,360)**	**(155,212)**
Current income tax and social contribution	-	(1,447)	(4,910)	(9,996)	(16,353)	(401)	(16,754)	-	(16,754)
Deferred income tax and social contribution	78,046	-	-	-	78,046	-	78,046	60,729	138,775
Profit for the Period	**23,183**	**9,305**	**29,525**	**46,133**	**108,146**	**19,294**	**123,547**	**(160,631)**	**(33,191)**
Total assets	30,045,674	185,857	98,224	154,727	**30,484,482**	6,246,429	**36,730,911**	(6,421,418)	**30,309,493**
Total liabilities	21,388,498	147,429	68,600	85,166	**21,689,693**	9,585	**21,699,278**	(82,410)	**21,616,868**
Total equity	8,657,176	38,428	29,624	69,561	**8,794,789**	6,236,844	**15,031,633**	(6,339,008)	**8,692,625**

49

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 50 Inter & Co, Inc. Reconciliation of the management income by segment with consolidated results according to IFRS Profit for the Period 06/30/2022 06/30/2021 Total of reportable segments 183,426 108,146 Others 43,851 19,294 Adjustments and eliminations (240,574) (160,631) Consolidated income (loss) (13,297) (33,191) Assets Total of reportable segments 41,676,645 30,484,482 Others 23,358,033 6,246,429 Adjustments and eliminations (24,100,899) (6,421,418) Total consolidated assets 40,933,779 30,309,493 Liabilities Total of reportable segments 32,895,005 21,689,693 Others 1,176,211 9,585 Adjustments and eliminations (252,818) (82,410) Total consolidated liabilities 33,818,398 21,616,868 Equity Total of reportable segments 8,781,640 8,794,789 Others 22,181,822 6,236,844 Adjustments and eliminations (23,848,081) (6,339,008) Consolidated equity 7,115,381 8,692,625 6 Financial risk management Risk management in the Group includes credit, market, liquidity and operational risks. Management activities are carried out by specific and specialized structures, according to the policies, strategies and processes described in each of said risks. The model adopted by the Group involves a structure of areas and committees ensuring: • Segregation of function; • Specific structure for risk management; • Defined management process; • Decisions at various hierarchical levels; • Clear norms and competence structure; • Defined limits and margins; and

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

- Reference to best management practices

Risk management practices adopted by the Group are designed to be in line with the recommendations of Pillar III of the Basel Committee for both qualitative and quantitative aspects.

a. Credit risk

There have been no material changes in the nature of credit risk exposures, how they arise or in the Group's objectives, policies and processes for managing them, although the Group continued improving its internal risk management processes in the six-month period ended June 30, 2022.

The following tables present the loans and advances to customers by product and risk:

	06/30/2022		
	Low Risk	**High Risk**	**Total**
Loans and advances to customers	18,095,622	1,389,024	19,484,646
	18,095,622	**1,389,024**	**19,484,646**
Amounts due from financial institutions			
Amounts due from financial institutions	1,825,289	-	1,825,289
	1,825,289	**-**	**1,825,289**
Derivative financial liabilities			
Swap	65,888	-	65,888
	65,888	**-**	**65,888**

	12/31/2021		
	Low Risk	**High Risk**	**Total**
Loans and advances to customers	16,156,725	1,059,637	17,216,362
	16,156,725	**1,059,637**	**17,216,362**
Amounts due from financial institutions			
Amounts due from financial institutions	2,051,862	-	2,051,862
	2,051,862	-	**2,051,862**
Derivative financial liabilities			
Swap	66,549	-	66,549
	66,549	-	**66,549**

b. Maximum exposure to credit risk

	06/30/2022	12/31/2021
Exposure to credit risk		
Balances of "Cash and cash equivalents"	1,549,158	500,446
Amounts due from financial institutions	1,825,289	2,051,862
Compulsory deposits at Central Bank of Brazil	2,580,989	2,399,488
Derivative financial liabilities	3,212	86,948

51

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

Loans and advances to customers	19,484,646	17,216,362
Other financial assets	12,710,051	12,757,687
Total exposure to credit risk	**38,153,345**	**35,012,793**

c. Description of guarantees

Financial instruments subject to credit risk are subject to a thorough credit assessment prior to contracting and disbursement and throughout the term of operations. Credit analyses are based on understanding the operational characteristics of customers, their indebtedness capacity, considering cash flow, payment history, credit reputation and, secondarily, considering the guarantees that can back such operations.

Loans and advances to customers, as presented in Note 10, are mainly represented by the following operations:

- **Working capital operations:** are guaranteed by receivables, promissory notes, sureties provided by their owners and occasionally by property or other tangible assets;
- **Personal:** represented mainly by payroll card and personal loans and credit. **Amortizations of payroll-deductible loans:** are deducted directly from the borrowers' pensions, income or salaries and settled directly by the entity responsible for making those payments (e.g. company or government body); The operations of FGTS anniversary withdrawal are guaranteed by onlending;
- **Credit cards:** generally, they have no guarantees;
- **Real estate financing**: it is guaranteed by the financed property.

The portfolio of securities at FVOCI and amortized cost consists primarily of federal government bonds, considered to have a low credit risk.
Repossessed collateral is generally sold at public auctions, free of any charges or encumbrances with no guarantee or with guarantee.

Guarantees of real estate loans and financing

The following tables structure the credit exposures of real estate loans and advances to retail customers by loan-to-value ratio (LTV) scales. LTV is calculated as the ratio of the gross loan amount or the committed amount of loans to the collateral value. Gross amounts exclude any provision for impairment. The assessment of collateral on real estate loans is based on the updated value, based on changes in real estate price indices:

	06/30/2022	12/31/2021
< 30%	604,320	582,421
31 - 50%	1,653,823	1,584,454
51 - 70%	2,206,103	2,116,015
71 - 90%	1,127,459	756,870
>90%	56,014	81,651
	5,647,719	**5,121,411**

52

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 53 Inter & Co, Inc. a. Concentration of loan portfolio and advances to customers: Analysis of the breakdown of balance of loans and advances to customers per sector of activity: 06/30/2022 12/31/2021 Balance % Balance % Private sector Real estate loans 5,647,720 28.99% 5,121,411 29.75% Personal loans sand personal credit 4,460,509 22.89% 3,579,283 20.79% Business loans 2,905,003 14.91% 3,017,159 17.52% Credit card 5,981,405 30.70% 4,798,318 27.87% Rural loans 490,009 2.51% 700,191 4.07% Total Portfolio 19,484,646 100.00% 17,216,362 100.00% The concentration of the Group’s portfolio of Loans and advances to customers is as follows: 06/30/2022 12/31/2021 Balance % on Loans and advances to customers Balance % on Loans and advances to customers Major debtor 247,952 1.27% 274,262 1.59% Total of the 20 largest debtors 1,697,724 8.71% 2,034,977 11.82% Total of the 50 largest debtors 2,304,445 11.83% 2,627,038 15.26% Total of the 100 largest debtors 3,292,113 16.90% 3,138,861 18.23%

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 54 Inter & Co, Inc. The breakdown of loans and advances to customers by maturity is as follows: 06/30/2022 To become due Overdue Total Installments to become due To fall due within 90 days 2,788,356 - 2,788,356 To fall due between 91 and 360 days 4,620,356 - 4,620,356 To fall due in more than 360 days 9,658,340 - 9,658,340 Total to become due 17,067,052 - 17,067,052 Overdue installments Overdue by 15 days or more - 2,417,594 2,417,594 Total overdue - 2,417,594 2,417,594 Total Portfolio 17,067,052 2,417,594 19,484,646 12/31/2021 To become due Overdue Total Installments to become due To fall due within 90 days 2,849,136 - 2,849,136 To fall due between 91 and 360 days 3,868,156 - 3,868,156 To fall due in more than 360 days 8,732,081 - 8,732,081 Total to become due 15,449,373 - 15,449,373 Overdue installments Overdue by 15 days or more - 1,766,989 1,766,989 Total overdue - 1,766,989 1,766,989 Total Portfolio 15,449,373 1,766,989 17,216,362 b. Liquidity risk The liquidity risk is the possibility that the Group may not be able to effectively meet its expected and unexpected obligations, including those arising from binding guarantees, without affecting its daily operations and incurring material losses; and possibility that the Group may not be able to trade a position at market price due to its large size in relation to the usually traded volume, or due to market discontinuity. There have been no material changes in the nature of liquidity risk exposures, how they arise or in the Group’s objectives, policies and processes for managing them, although the Group continues improving its internal risk management processes in the six-month period ended June 30, 2022.

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

c. Analyses of financial instruments by remaining contractual term

The table below presents the projected future realizable value of the Group's financial assets and liabilities by contractual term:

		06/30/2022			
	Note	Up to 3 months	3-12 months	>1 year	Total
Financial assets					
Cash and cash equivalents	8	1,549,158	-	-	1,549,158
Compulsory deposits at Central Bank of Brazil	9b	2,580,989	-	-	2,580,989
Amounts due from financial institutions	9	1,825,289	-	-	1,825,289
Securities, net of provision for expected loss	11	518,911	286,383	11,904,757	12,710,051
Derivative financial assets	12	3,212	-	-	3,212
Loans and advances to customers	10	5,185,132	4,620,356	9,679,158	19,484,646
Other assets	17	60,258	594,059	536,329	1,190,646
Total financial assets		**11,722,949**	**5,500,798**	**22,120,244**	**39,343,991**
Financial liabilities					
Liabilities with financial institutions	18	6,945,236	-	-	6,945,236
Liabilities with customers	19	11,886,209	776,701	7,083,499	19,746,409
Securities issued	20	1,738,694	4,304,239	61,290	6,104,223
Derivative financial liabilities	9	-	22,149	43,739	65,888
Borrowing and onlending	21	3,264	4,170	24,422	31,855
Other liabilities	24	181,172	130,929	305,988	618,089
Total financial liabilities		**20,754,575**	**5,238,188**	**7,518,938**	**33,511,700**

		12/31/2021			
	Note	Up to 3 months	3-12 months	>1 year	Total
Financial assets					
Cash and cash equivalents	8	500,446	-	-	500,446
Compulsory deposits at Central Bank of Brazil	9b	2,399,488	-	-	2,399,488
Amounts due from financial institutions	9	2,051,862	-	-	2,051,862
Securities, net of provision for expected loss	11	474,509	203,451	12,079,727	12,757,687
Derivative financial assets	12	86,948	-	-	86,948
Loans and advances to customers	10	4,616,124	3,868,156	8,732,082	17,216,362
Other assets	17	687,336	28,012	77,387	792,735
Total		**10,816,713**	**4,099,619**	**20,889,196**	**35,805,528**
Financial liabilities					
Liabilities with financial institutions	18	5,306,020	35,444	-	5,341,464
Liabilities with customers	19	11,360,378	6,956,400	16,765	18,333,543
Securities issued	20	112,591	3,349,639	109,863	3,572,093
Derivative financial liabilities	9	-	29,452	37,093	66,545
Borrowing and onlending	21	99	1,087	23,886	25,071
Other liabilities	24	374,327	134,744	108,277	617,349
Total		**17,153,415**	**10,506,766**	**295,884**	**27,956,065**

55

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 56 Inter & Co, Inc. d. Market risk management Market risk is the possibility of losses arising from fluctuations in the fair value of financial instruments held by the Institution and its subsidiaries, including risks arising from transactions subject to foreign exchange, interest rates, share prices and commodity prices. At Inter&Co, market risk management has, among others, the objective of supporting the business areas, establishing processes and implementing tools necessary for the assessment and control of related risks, enabling the measurement and monitoring of risk levels, as defined by Senior Management. Market risk positions are analyzed and monitored by the Asset and Liability Committee where the control reports and management positions are analyzed. Market risk controls allow the analytical assessment of information and are in a constant process of improvement, seeking to provide a view that is more in line with the current needs of Inter and its subsidiaries. The Institution and its subsidiaries have improved the internal aspects of risk management and mitigation. Measurement Inter, in accordance with CMN Resolution No. 4,557/2017 and with Bacen Circular Letter No. 3,354/2007, aiming at greater efficiency in the management of its operations exposed to market risk, segregates its operations, including derivative financial instruments, as follows: • Trading Book: composed of operations contracted with the intention of being traded or for hedge of the trading book, for which there is an intention to be traded before their contractual term, subject to normal market conditions, and which do not contain a clause of non-tradability. • Banking Book: composed of operations not classified in the Trading Book, whose main characteristic is the intention of being held until their maturities. In line with the best market practices, Inter&Co manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a time horizon (TH) of one day, scaled to 21 days.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 57 Inter & Co, Inc. We present below the set of operations recorded in the Trading Book: The VaR of the Banking Portfolio by risk factor is presented in the following table: e. Sensitivity analysis To determine the sensitivity of the capital of Inter's positions to movements in market variables, a sensitivity analysis was performed for market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on profit or loss, providing a view of the exposure by risk factor in specific scenarios. Simulations were made with three possible scenarios in accordance with ICVM 475/2008, in order to estimate the impact on the fair value of the financial assets presented below:

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 58 Inter & Co, Inc. • Scenario I: Probable situation, which reflects the perception of the Bank's senior management in relation to the scenario with the highest probability of occurrence considering macroeconomic factors and market information (B3, Anbima etc.) observed in the period. Assumption used: deterioration and evolution in market variables through parallel shocks of 1 basis point in price index coupon rates, interest rate coupons, fixed rates, considering the worst resulting losses by risk factor and, consequently, not considering the rationality between the macroeconomic variables. • Scenario II: Possible situation of deterioration and evolution in market variables through a 25% shock in the curves of price index coupon rates, interest rate coupons, fixed interest based on market conditions observed in each period, being considering the worst losses resulting from each risk factor and, consequently, not considering the rationality between the macroeconomic variables. • Scenario III: Possible situation of deterioration and evolution in market variables through a 50% shock in the curves of price index coupon rates, interest rate coupons, fixed interest based on market conditions observed in each period, being considering the worst losses resulting from each risk factor and, consequently, not considering the rationality between the macroeconomic variables. The following table presents the results obtained for the Trading Book and for the Banking Book in an aggregate manner.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 59 Inter & Co, Inc. 7 Capital management and fair values of financial instruments a. Capital management and solvency ratios There were no material changes in the capital requirements applicable to Inter or in the processes and procedures used to manage them in the six-month period ended June 30, 2022. The following table establishes the applicable regulatory capital requirements: 06/30/2022 12/31/2021 Referential Equity (PR) 7,080,872 7,955,238 Tier I Referential Equity 7,080,872 7,955,238 Core Capital (CP) 7,080,872 7,955,238 Risk Weighted Assets - RWA 21,531,298 17,953,263 RWA for Credit Risk by Standardized Approach - RWACPAD 19,128,150 16,198,394 RWA for Market Risk - RWAMPAD 465,550 323,581 RWA for Operating Risk by Standard Approach - RWAOPAD 1,937,597 1,431,287 Capital Requirement Minimum Principal Capital required for RWA 968,908 807,897 Tier I Minimum Reference Equity required to RWA 1,291,878 1,077,196 Minimum Reference Equity required to RWA 1,722,504 1,436,261 Margin on capital requirements Margin on required principal capital 6,111,964 7,147,341 Margin on the Tier I Required Reference Equity 5,788,994 6,878,042 Core Capital Ratio (CP/RWA) 32.9% 44.3% Tier I Capital Ratio (Tier I /RWA) 32.9% 44.3% Basel Ratio (PR/RWA) 32.9% 44.3% The policies and strategies, as well as the capital plan, enable maintenance of capital within levels compatible with the risks incurred by the Group. Stress tests are performed periodically and their impacts are assessed from the capital point of view. b. Financial instruments – Classification and fair values Financial Instruments are classified as financial assets into the following measurement categories: Amortized cost; Fair value through other comprehensive income (FVTOCI); Fair value through profit or loss (FVTPL); The measurement of fair value of a financial asset or liability can be classified in one

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 60 Inter & Co, Inc. of three approaches based on the type of information used for assessment, which are known as the fair value hierarchy levels, namely: Level I - prices agreed on in active markets for identical assets and liabilities; Level II –uses information other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). For example, fair value is determined using valuation techniques using observable market data; and Level III – uses significant inputs that are not based on observable market data (unobservable inputs). The following table shows the breakdown of financial assets and liabilities according to the book classification. It also shows the book and fair values of financial assets and liabilities, including their fair value classifications. It does not include information on the fair value of financial assets and liabilities not measured at fair value when the book value is a reasonable approximation of fair value.

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

	Book Value					Fair Value			
	Fair value through profit or loss	**Fair value through other comprehensive income**	**Amortized cost**	**Financial liabilities at amortized cost**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
June 30, 2022									
Financial assets									
Cash and cash equivalents	-	-	1,549,158	-	1,549,158	-	-	-	-
Amounts due from financial institutions	-	-	1,825,289	-	1,825,289	-	-	-	-
Loans and advances to customers	-	-	19,484,646	-	19,484,646	-	-	-	-
Securities, net of provision for expected loss	1,089,636	10,395,774	1,224,641	-	12,710,051	35,765	11,449,645	-	11,485,410
Derivative financial liabilities	3,212	-	-	-	3,212	-	3,212	-	3,212
Other assets	-	-	1,190,646	-	1,190,646	-	-	81,869	81,869
Total financial assets	**1,092,848**	**10,395,774**	**25,274,380**	**-**	**36,763,002**	**35,765**	**11,452,857**	**81,869**	**11,570,491**
Financial liabilities									
Liabilities with financial institutions	-	-	-	6,945,236	6,945,236	-	-	-	-
Liabilities with customers	-	-	-	19,746,409	19,746,409	-	-	-	-
Securities issued	-	-	-	6,104,223	6,104,223	-	-	-	-
Derivative financial liabilities	65,888	-	-	-	65,888	-	65,888	-	65,888
Borrowing and onlending	-	-	-	31,855	31,855	-	-	-	-
Other liabilities	-	-	-	618,089	618,090	-	-	-	-
Total financial liabilities	**65,888**	**-**	**-**	**33,445,812**	**33,511,700**	**-**	**65,888**	**-**	**65,888**

(*) The financial assets classified as "Level III" consists mainly of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. ("Inter Seguros") to Wiz Soluções e Corretagem de Seguros S.A. ("Wiz") on May 8, 2019. The purchase and sale contract included cash consideration of R$ 45,000 and contingent consideration to be paid based on Inter Seguros' EBITDA in 2021, 2022, 2023 and 2024.

61

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

	Book Value					Fair Value			
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost	Financial liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
December 31, 2021									
Financial assets									
Cash and cash equivalents	-	-	500,446	-	500,446	-	-	-	-
Amounts due from financial institutions	-	-	2,051,862	-	2,051,862	-	-	-	-
Loans and advances to customers	-	-	17,216,362	-	17,216,362	-	-	-	-
Securities, net of provision for expected loss	778,417	11,137,938	841,332	-	12,757,687	-	11,914,753	-	11,914,753
Derivative financial liabilities	86,948	-	-	-	86,948	-	86,948	-	86,948
Other assets	-	-	792,735	-	792,735	-	-	77,387	77,387
Total financial assets	**865,365**	**11,137,938**	**21,402,737**	**-**	**33,406,040**	**-**	**12,001,701**	**77,387**	**12,079,088**
Financial liabilities									
Liabilities with financial institutions	-	-	-	5,341,464	5,341,464	-	-	-	-
Liabilities with customers	-	-	-	18,333,543	18,333,543	-	-	-	-
Securities issued	-	-	-	3,572,093	3,572,093	-	-	-	-
Derivative financial liabilities	66,545	-	-	-	66,545	-	66,545	-	66,545
Borrowing and onlending	-	-	-	25,071	25,071	-	-	-	-
Other liabilities	-	-	-	617,349	617,349	-	-	-	-
Total financial liabilities	**66,545**	**-**	**-**	**27,889,520**	**27,956,065**	**-**	**66,545**	**-**	**66,545**

(*) The financial assets classified as "Level III" consists mainly of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. ("Inter Seguros") to Wiz Soluções e Corretagem de Seguros S.A. ("Wiz") on May 8, 2019. The purchase and sale contract included cash consideration of R$ 45,000 and contingent consideration to be paid based on Inter Seguros' EBITDA in 2021, 2022, 2023 and 2024.

62

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 63 Inter & Co, Inc. The methodology used for the measurement of financial assets and liabilities classified as “Level II” (derivative financial instruments and securities) is the discounted present value technique, using the market rates disclosed by ANBIMA - “Brazilian Association of Financial and Capital Market Entities”, IBGE – “Brazilian Institute of Geography and Statistics” and B3. During the six-month period ended June 30, 2022, there were no changes in the measurement method of financial assets and liabilities that would imply the reclassification of financial assets and liabilities between the different fair value hierarchy levels. 8 Cash and cash equivalents Cash and cash equivalents 06/30/2022 12/31/2021 Cash and cash equivalents in domestic currency 437,651 444,212 Cash and cash equivalents in foreign currency 291,307 20,643 Reverse purchase agreements* (90 days) 820,200 35,591 Total cash and cash equivalents 1,549,158 500,446 * Refers to operations whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value. a. Reverse purchase agreements Reverse purchase agreements 06/30/2022 12/31/2021 Own portfolio Financial Treasury Bills (LFT) 409,998 - National Treasury Bills (LTN) 3,811 30,448 National Treasury Notes (NTN) 303,556 1,048 - Bank deposit certificates 7,074 4,095 Investments in CDI 82,026 - Certificates of Real Estate Receivables (CRI) 13,735 - Total reverse purchase agreements 820,200 35,591 9 Amounts due from financial institutions and compulsory deposits at Central Bank of Brazil a. Breakdown of amounts due from financial institutions: 06/30/2022 12/31/2021 Interbank deposit investments 1,418,548 1,729,676 Interbank onlending 406,741 322,187 Total 1,825,289 2,051,862 b. Mandatory deposits - Central Bank of Brasil June 30, 2022 R$ 2,580,989 (2021: R$ 2,399,488) of compulsory deposits were indexed to the SELIC rate.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 64 Inter & Co, Inc. 10 Loans and advances to customers a. Breakdown of balance of Loans and advances to customers 06/30/2022 12/31/2021 Real estate loans 5,647,720 5,121,411 Personal loans 4,460,509 3,579,283 Business loans 2,905,003 3,017,159 Credit card 5,981,405 4,798,318 Rural loans 490,009 700,191 Total 19,484,646 17,216,362 Impairment loss (974,457) (680,932) Net balance 18,510,189 16,535,430

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

b. Analysis of changes in expected losses by stage

We present the expected losses below:

Stage 1	Opening balance at 01/01/2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Contracts concluded	Write-offs to loss	Formation / (Reversal)	End balance on 06/30/2022
Real estate loans	49,569	(3,744)	(1,622)	4,989	1,270	(4,572)	-	9,513	55,404
Personal loans	57,344	(2,401)	(3,861)	1,195	718	(7,226)	-	75,370	121,139
Business loans	12,586	(152)	(181)	167	585	(3,612)	-	952	10,345
Credit card	202,481	(1,523)	(5,397)	990	20	(154,062)	-	254,119	296,628
Rural loans	25,677	-	(56)	-	-	(9,425)	-	6,784	22,980
	347,657	**(7,821)**	**(11,116)**	**7,341**	**2,592**	**(178,897)**	**-**	**346,738**	**506,495**

Stage 2	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Contracts concluded	Write-offs to loss	Formation / (Reversal)	End balance on 06/30/2022
Real estate loans	13,361	(4,989)	(2,038)	3,744	2,258	(1,065)	-	3,586	14,857
Personal loans	11,095	(1,195)	(4,237)	2,401	196	(2,420)	-	12,968	18,807
Business loans	324	(167)	(65)	152	7	-	-	2	254
Credit card	29,101	(990)	(4,150)	1,523	3	(23,679)	-	50,489	52,298
Rural loans	-	-	-	-	-	-	-	-	-
	53,882	**(7,341)**	**(10,490)**	**7,821**	**2,464**	**(27,164)**	**-**	**67,045**	**86,216**

Stage 3	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Contracts concluded	Write-offs to loss	Formation / (Reversal)	End balance on 06/30/2022
Real estate loans	17,062	(1,270)	(2,258)	1,622	2,038	(5,654)	(223)	8,173	19,490
Personal loans	73,065	(718)	(196)	3,861	4,237	(10,364)	(37,669)	35,496	67,713
Business loans	3,110	(585)	(7)	181	65	(588)	(324)	617	2,467
Credit card	186,157	(20)	(3)	5,397	4,150	(156,262)	(11,745)	263,314	290,988
Rural loans	-	-	-	56	-	-	-	1,032	1,088
	279,393	**(2,592)**	**(2,464)**	**11,116**	**10,490**	**(172,868)**	**(49,962)**	**308,632**	**381,746**

Consolidated	Opening balance at 01/01/2022	Contracts concluded	Write-offs to loss	Formation / (Reversal)	End balance on 06/30/2022
Real estate loans	79,992	(11,291)	(223)	21,272	89,750
Personal loans	141,504	(20,010)	(37,669)	123,833	207,658
Business loans	16,020	(4,200)	(324)	1,571	13,066
Credit card	417,740	(334,002)	(11,745)	567,923	639,915
Rural loans	25,677	(9,425)	-	7,816	24,068
Total	**680,933**	**(378,928)**	**(49,962)**	**722,415**	**974,457**

65

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

Stage 1	Opening balance at 01/01/2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Contracts concluded	Write-offs to loss	Formation / (Reversal)	End balance on 06/30/2021
Real estate loans	34,898	(4,269)	(1,084)	3,698	2,118	(3,816)	-	6,908	38,453
Personal loans	17,285	(829)	(569)	133	100	(5,766)	-	31,632	41,986
Business loans	5,678	(65)	(4)	-	-	(187)	-	5,150	10,572
Credit card	106,606	(2,059)	(6,985)	424	285	(16,045)	(60)	47,086	126,550
Rural loans	5,675	-	-	-	-	(264)	-	9,735	15,146
Total	**170,142**	**(7,222)**	**(8,642)**	**4,255**	**2,503**	**(26,078)**	**(60)**	**100,511**	**232,707**

Stage 2	Opening balance at 01/01/2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Contracts concluded	Write-offs to loss	Formation / (Reversal)	End balance on 06/30/2021
Real estate loans	10,848	(3,698)	(1,767)	4,269	1,235	(1,442)	-	4,238	13,683
Personal loans	4,397	(133)	(1,833)	829	86	(953)	-	5,923	8,316
Business loans	4	-	(1)	65	-	(3)	-	252	317
Credit card	4,946	(424)	(2,444)	2,059	67	(2,015)	-	50,129	52,255
Rural loans	-	-	-	-	-	-	-	-	-
Total	**20,195**	**(4,255)**	**(6,045)**	**7,222**	**1,388**	**(4,413)**	**-**	**60,542**	**74,571**

Stage 3	Opening balance at 01/01/2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Contracts concluded	Write-offs to loss	Formation / (Reversal)	End balance on 06/30/2021
Real estate loans	15,128	(2,118)	(1,235)	1,084	1,767	(4,600)	(2,455)	6,969	14,540
Personal loans	18,317	(100)	(86)	569	1,833	(1,555)	(8,960)	42,088	52,106
Business loans	241	-	-	4	1	-	(173)	71	144
Credit card	58,331	(285)	(67)	6,985	2,444	(34,272)	(6,111)	82,905	107,762
Rural loans	-	-	-	-	-	-	-	-	-
Total	**92,017**	**(2,503)**	**(1,388)**	**8,642**	**6,045**	**(40,427)**	**(17,699)**	**132,033**	**174,552**

Consolidated	Balance at 01/01/2021	Contracts concluded	Write-offs to loss	Formation / (Reversal)	End balance on 06/30/2021
Real estate loans	60,874	(9,858)	(2,455)	18,115	66,676
Personal loans	39,999	(8,274)	(8,960)	79,643	102,408
Business loans	5,923	(190)	(173)	5,473	11,033
Credit card	169,883	(52,332)	(6,171)	180,120	291,500
Rural loans	5,675	(264)	-	9,735	15,146
Total	**282,354**	**(70,918)**	**(17,759)**	**293,086**	**486,763**

66

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

c. Analysis of changes in Loans and advances to customers by phase

Stage 1	Opening balance at 01/01/2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Contracts concluded	Write-offs to loss	Formation / (Reversal)	End balance on 06/30/2022
Real estate loans	4,782,311	(126,492)	(44,558)	93,078	8,508	(378,899)	-	933,813	5,267,761
Personal loans	3,375,420	(72,833)	(41,694)	10,397	1,100	(155,065)	-	1,090,853	4,208,178
Business loans	2,962,934	(1,709)	(2,922)	3,291	5,465	(1,773,794)	-	1,666,263	2,859,528
Credit card	4,335,866	(20,662)	(59,694)	2,074	40	(2,898,405)	-	3,912,477	5,271,696
Rural loans	700,191	-	(1,535)	-	-	(257,300)	-	47,098	488,454
Total	**16,156,722**	**(221,696)**	**(150,403)**	**108,840**	**15,113**	**(5,463,463)**	**-**	**7,650,504**	**18,095,617**

Stage 2	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Contracts concluded	Write-offs to loss	Formation / (Reversal)	End balance on 06/30/2022
Real estate loans	224,817	(93,078)	(31,702)	126,492	15,124	(18,104)	-	25,864	249,413
Personal loans	86,022	(10,397)	(32,889)	72,833	416	(15,829)	-	17,156	117,312
Business loans	4,923	(3,291)	(686)	1,709	66	(55)	-	(107)	2,559
Credit card	90,648	(2,074)	(12,158)	20,662	6	(75,978)	-	116,323	137,429
Rural loans	-	-	-	-	-	-	-	-	-
Total	**406,410**	**(108,840)**	**(77,435)**	**221,696**	**15,612**	**(109,966)**	**-**	**159,236**	**506,713**

Stage 3	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Contracts concluded	Write-offs to loss	Formation / (Reversal)	End balance on 06/30/2022
Real estate loans	114,283	(8,508)	(15,124)	44,558	31,702	(37,872)	(1,496)	3,002	130,545
Personal loans	117,843	(1,100)	(416)	41,694	32,889	(23,893)	(38,422)	6,424	135,019
Business loans	49,301	(5,465)	(66)	2,922	686	(25,476)	(3,032)	24,045	42,915
Credit card	371,803	(40)	(6)	59,694	12,158	(312,764)	(21,290)	462,728	572,283
Rural loans	-	-	-	1,535	-	-	-	19	1,554
Total	**653,230**	**(15,113)**	**(15,612)**	**150,403**	**77,435**	**(400,005)**	**(64,240)**	**496,218**	**882,316**

Consolidated	Opening balance at 01/01/2022	Contracts concluded	Write-offs to loss	Formation / (Reversal)	End balance on 06/30/2022
Real estate loans	5,121,411	(434,875)	(1,496)	962,679	5,647,719
Personal loans	3,579,285	(194,787)	(38,422)	1,114,433	4,460,509
Business loans	3,017,158	(1,799,325)	(3,032)	1,690,201	2,905,002
Credit card	4,798,317	(3,287,147)	(21,290)	4,491,528	5,981,408
Rural loans	700,191	(257,300)	-	47,117	490,008
Total	**17,216,362**	**(5,973,434)**	**(64,240)**	**8,305,958**	**19,484,646**

67

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

Stage 1	Opening balance at 01/01/2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Contracts concluded	Write-offs to loss	Formation / (Reversal)	End balance on 06/30/2021
Real estate loans	3,186,943	(144,382)	(34,378)	62,393	13,907	(354,702)	-	1,152,468	3,882,249
Personal loans	1,509,554	(39,785)	(32,022)	815	243	(585,192)	(19)	1,560,315	2,413,909
Business loans	1,579,384	(3,000)	(488)	-	-	(872,299)	-	1,445,628	2,149,225
Credit card	1,837,984	(23,441)	(67,518)	1,262	566	(175,786)	(660)	1,296,816	2,809,477
Rural loans	177,637	-	-	-	-	(8,251)	-	255,185	424,571
Total	**8,291,502**	**(210,608)**	**(134,406)**	**64,470**	**14,716**	**(1,996,230)**	**(679)**	**5,710,412**	**11,679,431**

Stage 2	Opening balance at 01/01/2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Contracts concluded	Write-offs to loss	Formation / (Reversal)	End balance on 06/30/2021
Real estate loans	185,081	(62,393)	(29,968)	144,382	8,110	(24,358)	-	10,688	231,542
Personal loans	32,258	(815)	(14,257)	39,785	229	(7,289)	-	4,263	54,174
Business loans	1,298	-	(61)	3,000	-	(1,235)	-	355	3,357
Credit card	20,461	(1,262)	(10,688)	23,441	123	(8,321)	-	68,691	91,617
Rural loans	-	-	-	-	-	-	-	-	-
Total	**239,098**	**(64,470)**	**(54,974)**	**210,608**	**8,462**	**(41,203)**	**-**	**83,997**	**380,690**

Stage 3	Opening balance at 01/01/2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Contracts concluded	Write-offs to loss	Formation / (Reversal)	End balance on 06/30/2021
Real estate loans	99,332	(13,907)	(8,110)	34,378	29,968	(30,206)	(16,123)	2,050	97,382
Personal loans	44,009	(243)	(229)	32,022	14,257	(3,314)	(21,468)	24,822	89,856
Business loans	2,187	-	-	488	61	-	(1,558)	165	1,343
Credit card	113,929	(566)	(123)	67,518	10,688	(68,522)	(10,676)	105,722	215,640
Rural loans	-	-	-	-	-	-	-	-	-
Total	**259,457**	**(14,716)**	**(8,462)**	**134,406**	**54,974**	**(102,042)**	**(49,825)**	**132,759**	**404,221**

Consolidated	Balance at 01/01/2021	Contracts concluded	Write-offs to loss	Formation / (Reversal)	End balance on 06/30/2021
Real estate loans	3,471,356	(409,266)	(16,123)	1,165,206	4,211,173
Personal loans	1,585,821	(595,795)	(21,487)	1,589,400	2,557,939
Business loans	1,582,869	(873,534)	(1,558)	1,446,148	2,153,925
Credit card	1,972,374	(252,629)	(11,336)	1,471,229	3,179,638
Rural loans	177,637	(8,251)	-	255,185	424,571
Total	**8,790,057**	**(2,139,475)**	**(50,504)**	**5,927,168**	**12,527,246**

68

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

11 Securities, net of provision for expected loss

a. Breakdown of securities, net of provision for expected loss:

	06/30/2022	12/31/2021
Fair value through other comprehensive income - FVTOCI		
Financial Treasury Bills (LFT)	5,451,919	6,201,734
Debentures	649,802	440,093
Certificates of real estate receivables	203,163	307,667
Investment fund quotas	-	13,719
Financial Bills	31,123	56,439
National Treasury Notes (NTN)	3,606,332	3,675,236
National Treasury Bills (LTN)	423,335	412,963
Commercial Promissory Note	30,100	30,087
Subtotal	**10,395,774**	**11,137,938**
Amortized cost		
Debentures	170,790	185,571
Financial Bills	-	11,676
National Treasury Notes (NTN)	650,232	606,260
Certificates of real estate receivables	-	28,075
Rural Product Bill	404,018	11,353
Expected loss	(399)	(1,603)
Subtotal	**1,224,641**	**841,332**
Fair value through profit or loss - FVTPL		
Investment fund quotas	340,983	298,992
Certificates of real estate receivables	130,789	41,579
Certificates of Agricultural Receivables	43,800	10,648
Debentures	408,827	273,716
Financial Treasury Bills (LFT)	29,981	65,729
Bank deposit certificates	20,884	25,092
Agribusiness Letters of Credit (LCA)	21,670	14,552
Real Estate Credit Bills (LCI)	752	7,322
National Treasury Notes (NTN)	389	403
Financial Bills	91,561	40,384
Subtotal	**1,089,636**	**778,417**
Total	**12,710,051**	**12,757,687**

b. Income from securities

	Quarter		Six-month period	
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Income from securities - Interest income	340,977	102,281	646,505	197,490
Income from securities - Fair value gains/losses	(12,209)	(15,578)	(45,355)	(28,219)
Income from securities - Amortized cost Yield from interest	42,442	11,602	70,731	17,422
Income from securities - Held for trading	35,636	8,357	82,978	8,037
Total	**406,846**	**106,662**	**754,859**	**194,730**

69

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 70 Inter & Co, Inc. c. Breakdown of the carrying amount of securities by maturity 06/30/2022 Up to 3 months 3 to 12 months 1 year to 3 years 3 to 5 years >5 years Book Balance Fair value through other comprehensive income - FVTOCI 95,976 22,608 579,274 3,061,564 6,636,352 10,395,774 Financial Treasury Bills (LFT) 95,976 22,608 59,037 1,452,945 3,821,353 5,451,919 Debentures - - 119,850 280,123 249,829 649,802 Certificates of real estate receivables - - 41,919 52,808 108,436 203,163 Financial Bills - - 723 5,159 25,241 31,123 National Treasury Notes (NTN) - - 152,390 1,022,449 2,431,493 3,606,332 National Treasury Bills (LTN) - - 205,355 217,980 - 423,335 Commercial Promissory Note - - - 30,100 - 30,100 Amortized cost 70,984 211,019 253,308 37,654 651,676 1,224,641 Debentures 15,504 41,421 88,491 25,374 - 170,790 National Treasury Notes (NTN) - - - - 650,232 650,232 Rural Product Bill 55,490 169,656 164,997 12,340 1,535 404,018 Expected loss (10) (58) (180) (60) (91) (399) Fair value through profit or loss - FVTPL 351,951 52,756 185,710 320,633 178,586 1,089,636 Investment fund quotas 338,336 - 2,647 - - 340,983 Certificates of real estate receivables 7,395 1,475 24,529 85,099 12,291 130,789 Debentures 536 6,068 81,051 188,220 132,952 408,827 Financial Treasury Bills (LFT) - 1,483 686 27,143 669 29,981 National Treasury Notes (NTN) - - - - 389 389 Financial Bills - 34,128 41,854 11,234 4,345 91,561 Bank deposit certificates 5,515 2,570 11,307 1,492 - 20,884 Certificates of Agricultural Receivables - 2,916 9,152 3,792 27,940 43,800 Agribusiness Letters of Credit (LCA) 158 3,803 14,056 3,653 - 21,670 Real Estate Credit Bills (LCI) 11 313 428 - - 752 Total 518,911 286,383 1,018,292 3,419,851 7,466,614 12,710,051 12/31/2021 Up to 3 months 3 to 12 months 1 year to 3 years 3 to 5 years Above 5 years Balance Book value Fair value through other comprehensive income - FVTOCI 84,388 131,735 1,023,883 2,129,437 7,768,495 11,137,938 Financial Treasury Bills (LFT) 70,669 129,144 781,179 1,400,473 3,820,269 6,201,734 Debentures - 2,591 78,600 172,128 186,774 440,093 Certificates of real estate receivables - - 49,524 50,293 207,850 307,667 Investment fund quotas 13,719 - - - - 13,719 Financial Bills - - 13,089 14,686 28,664 56,439 National Treasury Notes (NTN) - - - 150,298 3,524,938 3,675,236 National Treasury Bills (LTN) - - 101,491 311,472 - 412,963 Commercial Promissory Note - - - 30,087 - 30,087 Amortized cost 11,353 59,937 140,336 25,042 604,664 841,332 Debentures - 35,252 125,277 25,042 - 185,571 Financial Bills - 11,676 - - - 11,676 National Treasury Notes (NTN) - - - - 606,260 606,260 Certificates of real estate receivables 11,353 - - - - 11,353 Rural Product Bill - 13,016 15,059 - - 28,075 Expected loss - (7) - - (1,596) (1,603) Fair value through profit or loss - FVTPL 378,768 11,773 120,033 154,372 113,471 778,417 Investment fund quotas 298,992 - - - - 298,992 Certificates of real estate receivables 7,694 2,311 13,683 7,310 10,581 41,579 Debentures 16,690 103 42,542 127,525 86,856 273,716 Financial Treasury Bills (LFT) 22,752 - 18,127 14,782 10,068 65,729 National Treasury Notes (NTN) 403 - - - - 403 Financial Bills - 1,146 31,224 3,248 4,766 40,384 Bank deposit certificates 265 7,860 14,260 1,507 1,200 25,092 Certificates of Agricultural Receivables 10,648 - - - - 10,648 Agribusiness Letters of Credit (LCA) 14,552 - - - - 14,552 Real Estate Credit Bills (LCI) 6,772 353 197 - - 7,322 Total 474,509 203,445 1,284,252 2,308,85198 8,486,630 12,757,687

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

12 Derivative financial liabilities

Inter carries out derivative transactions to meet its own risk exposure management needs and to meet its customers' requests to manage their exposures. Such transactions involve swaps and forward derivatives. Inter's risk management policy is based on the use of derivative financial instruments with the main purpose of mitigating the risks arising from other operations carried out.

a. Derivative financial instruments – amortized cost, fair value and maturities

	06/30/2022								12/31/2021
	Updated cost	Mark-to-market	Market value	Up to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Total	Total
Assets (A)									
Forward purchase receivable	3,251	(39)	**3,212**	3,212	-	-	-	**3,212**	**86,948**
Liabilities (B)									
Payable adjustment - swap	(65,888)	-	**(65,888)**	-	(22,149)	(30,458)	(13,281)	**(65,888)**	**(66,545)**
Net effect (A-B)	**(62,637)**	**(39)**	**(62,676)**	**3,212**	**(22,149)**	**(30,458)**	**(13,281)**	**(62,676)**	**20,403**

b. Forward and swap contracts – reference value

	Up to 3 months	3 to 12 months	1 to 3 years	>3 years	06/30/2022	Total 12/31/2021
Forward contract - assets	3,212	-	-	-	**3,212**	**86,948**
Swap contracts - liabilities	-	67,306	53,500	24,500	**145,306**	**172,933**
Total	**3,212**	**67,306**	**53,500**	**24,500**	**148,518**	**259,881**

c. Index swap contracts

The operations were carried out via Brasil, Bolsa, Balcão (B3(exchange and feature guarantee margin and control by this stock exchange. As of June 30, 2022, Inter had 7 active CDI x IGP-M swap contracts, with a total notional amount of R$95,306 and 1 active CDI x IPCA swap contract, with a total notional amount of R$50,000 registered at B3 and a guarantee margin deposit, whose value can be adjusted at any time. The swap operation is the exchange of risks between two parties, consisting of an agreement for two parties to exchange the risk of an asset (creditor) or liability (debtor) position, on a specified date, with previously established conditions.

Inter's swap operations are classified as Hedge Accounting ("Fair Value Hedge"), as hedge from exposure to changes in the fair value of recognized loan operations, or an identified part of such asset attributable to a particular risk that may affect the result.

The hedging instrument (swap) was used to protect the risks related to the mismatch of indices between the asset and liability portfolios, specifically between interest rate and price index variations and are recognized at fair value in profit (loss) for the period. The fair value is the value which, according to market conditions, would be received for the assets and paid upon settlement of liabilities, calculated based on the rates practiced in the stock exchange markets.

71

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

06/30/2022						
Indexes	Notional value	Cost		Market value		Gain (loss)
		Bank	Counterparty	Bank	Counterparty	
CDI x IGPM	95,306	110,513	170,889	110,513	165,755	(55,281)
CDI x IPCA	50,000	58,644	69,410	58,644	69,252	(10,607)
Grand total	**145,306**	**169,157**	**240,299**	**169,157**	**235,007**	**(65,888)**

12/31/2021						
Indexes	Notional value	Cost		Market value		Gain (loss)
		Bank	Counterparty	Bank	Counterparty	
CDI x IGPM	112,856	124,282	184,140	124,282	180,520	(56,238)
CDI x IPCA	60,000	66,767	77,401	66,695	77,002	(10,307)
Grand total	**172,856**	**191,049**	**261,541**	**190,977**	**257,522**	**(66,545)**

d. Hedge accounting

The Group applies fair value hedge accounting for some of its Loans and advances to customers, in accordance with IAS 39 - Financial Instruments.

The Group's swaps are classified as hedging instruments in a Fair Value Hedge that covers the risks related to a portion of the real estate portfolio which is indexed to inflation rates. The hedged contracts from the real estate portfolio are measured at fair value in relation to the specific risk of hedged item.

13 Non-current assets held for sale

	06/30/2022	12/31/2021
Real estate	161,254	149,770
Impairment	-	(19,977)
Total	**161,254**	**129,793**

The balance of non-current assets held for sale comprises the assets originally received as collateral for Loans and advances to customers, which were taken over. Non-current assets held for sale are typically sold at auctions, which generally take place within one year.

As of June 30, 2022, Intel tested assets held for sale for impairment and verified that there is no indication of impairment.

72

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 73 Inter & Co, Inc. 14 Investments On March 5, 2021, Inter concluded the acquisition of a 45% interest in BMG Granito Soluções em Pagamentos S.A. (“Granito”), which operates in the payment sector (payment solutions), developing customized products for its clients. Share capital Investments Quarter Six-month period Associated companies 06/30/2022 12/31/2021 06/30/2022 12/31/2021 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Granito Soluções em Pagamento S.A. 45.00% 45.00% 71,232 81,294 (4,490) 3,893 (10,062) 3,893 Total 71,232 81,294 (4,490) 3,893 (10,062) 3,893 Other investments 9,509 1,151 - - - - Total investments 80,741 82,445 (4,490) 3,893 (10,062) 3,893 (i) All the above associated companies are accounted for in these unaudited consolidated interim financial statements using the equity method, as described in the Group’s accounting policies in note 4.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 74 Inter & Co, Inc. a. Equity in net income of associated companies The summarized financial information related to Granito is presented below, representing the amounts presented in the associated company’s financial statements prepared in accordance with IFRS: In thousands of reais 06/30/2022 12/31/2021 Ownership percentage 45% 45% Current assets 1,285,011 1,084,177 Non-current assets 69,859 52,007 Current liabilities (1,334,631) (1,090,172) Non-current liabilities (679) - Net assets (100%) 19,560 46,012 Book value of the interest in the associated company (45%) 8,802 20,705 06/30/2022 06/30/2021 Revenue 78,047 87,037 Profit (loss) for the period (21,972) 8,652 Other changes in Equity (389) - Group’s share of income for the period (10,062) 3,893 15 Property and equipment a. Breakdown of property and equipment: 06/30/2022 Annual rate of depreciation Historical cost Accumulated depreciation Business combination Book Value Buildings 4% 34,293 (22,612) 5,881 17,562 Furniture and equipment 10% 15,698 (638) - 15,060 Data processing systems 20% 14,495 (68) - 14,427 Financial lease of buildings 38% 160,582 (6,827) - 153,755

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

Total property and equipment	**225,068**	**(30,145)**	**5,881**	**200,804**

	Annual rate of depreciation	12/31/2021 Historical cost	Accumulated depreciation	Business combination	Book Value
Buildings	4%	27,547	(14,677)	17	12,887
Furniture and equipment	10%	12,445	(4,754)	1,257	8,948
Data processing systems	20%	14,390	(73)	-	14,317
Financial lease of buildings	38%	131,064	(3,741)	-	127,323
Total property and equipment		**185,446**	**(23,245)**	**1,273**	**163,475**

b. **Changes in property and equipment:**

	Balances at 12/31/2021	Additions	Business combination	Transfer	Write-offs	Balances at 06/30/2022
Buildings	**27,608**	5,869	10,630	816	-	**44,923**
Furniture and equipment	**14,012**	2,105	-	(419)	-	**15,698**
Data processing systems	**14,390**	118	-	-	(13)	**14,495**
Leases	**131,064**	29,518	-	-	-	**160,582**
Total property and equipment - historical cost	**187,074**	**37,610**	**10,630**	**397**	**(13)**	**235,698**
Property and equipment - accumulated depreciation						
Buildings	**(14,721)**	(2,887)	(4,749)	(5,004)	-	**(27,361)**
Furniture and equipment	**(5,064)**	(171)	-	4,597	-	**(638)**
Data processing systems	**(72)**	(6)	-	10	-	**(68)**
Leases	**(3,741)**	(3,086)	-	-	-	**(6,827)**
Total property and equipment - accumulated depreciation	**(23,598)**	**(6,150)**	**(4,749)**	**(397)**	**-**	**(34,894)**
Total property and equipment - residual value	**163,476**	**31,460**	**5,881**	**-**	**(13)**	**200,804**

75

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 76 Inter & Co, Inc. Balance at 12/31/2020 Additions Business combination Transfer Write- offs Balances at 06/30/2021 Buildings 21,969 4,753 61 (286) (307) 26,190 Furniture and equipment 10,219 1,053 715 (19) - 11,968 Data processing systems 12,348 1,680 - 305 - 14,333 Financial lease of buildings 109,264 18,323 - - - 127,587 Total property and equipment - historical cost 153,800 25,809 776 - (307) 180,078 Property and equipment - accumulated depreciation Buildings (14,502) (1,913) (36) 82 - (16,369) Furniture and equipment (74) (25) (136) (81) - (316) Data processing systems (60) (8) - (1) - (69) Financial lease of buildings (1,318) (3,320) - - - (4,638) Total property and equipment - accumulated depreciation (15,954) (5,266) (172) - - (21,392) Total property and equipment - residual value 137,846 20,543 604 - (307) 158,686

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

16 Intangible assets

a. Breakdown of intangible assets

	Annual average rate of amortization	06/30/2022 Historical cost	06/30/2022 (Accumulated amortization)	06/30/2022 Business combination	06/30/2022 Net value	12/31/2021 Historical cost	12/31/2021 (Accumulated amortization)	12/31/2021 Business combination	12/31/2021 Net value
Right-of-use	20%	195,161	(131,855)	-	63,306	129,399	(82,249)	-	47,150
Development costs	10%	203,011	(28,477)	-	174,534	129,948	(14,531)	-	115,417
Customer portfolio	20%	10,067	(4,655)	-	5,412	9,341	(3,739)	-	5,602
Goodwill due to expected future profitability	-	81,932	-	679,534	761,466	90,700	-	1	90,702
Intangible in progress	-	185,191	-	-	185,191	170,334	-	1,299	171,633
Total intangible assets		**675,362**	**(164,987)**	**679,534**	**1,189,909**	**529,722**	**(100,519)**	**1,300**	**430,504**

b. Changes in intangible assets

	12/31/2021	Addition	Write-offs	Transfers	Business combination	Amortization	06/30/2022
Right-of-use	47,150	96,756	(29,338)	(1,656)	-	(49,606)	63,306
Development costs	115,417	27	(1,041)	74,077	-	(13,946)	174,534
Customer portfolio	5,602	829	(103)	-	-	(916)	5,412
Goodwill due to expected future profitability (a)	90,702	-	(8,710)	(60)	679,534	-	761,466
Intangible in progress	171,633	94,226	(8,307)	(72,361)	-	-	185,191
Total intangible assets	**430,504**	**191,838**	**(47,499)**	**-**	**679,534**	**(64,468)**	**1,189,909**

	12/31/2020	Addition	Write-offs	Transfers	Business combination	Amortization	06/30/2021
Right-of-use	29,489	51,850	-	-	1,143	(27,253)	55,229
Development costs	69,144	2,151	-	42,976	-	(2,886)	111,385
Customer portfolio	7,710	-	-	-	-	(3,848)	3,862
Goodwill due to expected future profitability	38,964	27,906	-	-	-	-	66,870
Intangible in progress	79,209	75,167	-	(42,976)	-	-	111,399
Total intangible assets	**224,516**	**157,074**	**-**	**-**	**1,143**	**(33,987)**	**348,745**

(a) This is the acquisition of USEND, see Note 4.3 - Business Combination

77

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

17 Other assets

	06/30/2022	12/31/2021
Amounts receivable from sale of investments (a)	81,869	77,154
Commissions and bonuses receivable (b)	135,694	142,543
Prepaid expenses (c)	238,411	159,688
Pending settlements (d)	216,691	148,995
Sundry debtors (e)	115,377	71,234
Early settlement of loan operations	54,842	7,524
Sales agreement of real estate receivable	41,892	27,948
Advances to third parties (f)	66,632	58,604
Taxes and contributions recoverable	90,933	51,928
Forex transactions	73,625	-
Other assets	74,680	47,118
Total	**1,190,646**	**792,735**

(a) The amounts receivable for the sale of minority interest in a subsidiary consist mainly of amounts related to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. ("Inter Seguros") to Wiz Soluções e Corretagem de Seguros S.A. ("Wiz") on May 8, 2019. The purchase and sale contract included cash consideration of R$ 45,000 and contingent consideration to be paid based on Inter Seguros' EBITDA in 2021, 2022, 2023 and 2024.

(b) Receivable commissions and bonus: relate, primarily, to the bonus receivable from the business contract signed with Mastercard.

(c) Prepaid expenses: includes payments for card expenses that involve the generation of economic benefits for Inter, in subsequent period.

(d) Pending settlements: relates, primarily, to transactions to be processed by Mastercard, with a value of R$ 186,619 (2021: R$ 123,527), in addition to settlement balances receivable from the B3 exchange of R$ 30,072 (2021: R$ 25,468).

(e) Sundry debtors: mainly refers to portability amounts to be processed, amounts to be processed from credit cards, reversal, negotiation and intermediation of amounts and debtors by judicial deposit.

(f) Third party advances refer to: advances to employees of R$ 14,118 (2021: R$ 1,203), advance of administrative expenses of R$ 20,199 (2021: R$ 17,677) and third-party advance of R$ 32,315 (R$ 39,724).

18 Liabilities with financial institutions

	06/30/2022	12/31/2021
Interbank deposits	314,715	139,477
Payments with credit card network	4,979,081	3,876,964
Interbranch accounts	170,505	351,490
Financial Bills	1,480,935	973,533
Total liabilities with financial institutions	**6,945,236**	**5,341,464**

19 Liabilities with customers

	06/30/2022	12/31/2021
Demand deposits	9,794,611	9,932,809
Time deposits	8,569,727	6,922,061
Savings deposits	1,182,012	1,230,039
Creditors' funds to be released	200,059	248,633
Total liabilities with customers	**19,746,409**	**18,333,543**

78

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

20 Securities issued

	06/30/2022	12/31/2021
Financial Bills	30,457	-
Real estate credit bills (a)	4,923,745	3,572,093
Debentures **(b)**	1,150,021	-
Total securities issued	**6,104,223**	**3,572,093**

(a) Real Estate Credit Bill (LCI) is a fixed income instrument with exemption from income tax for individuals, backed by real estate loans. They are issued on demand, remunerated at a fixed or floating rate and have a fixed maturity. The Group offers LCIs issued by Banco Inter to its retail customers as a tax-free investment alternative to time deposits. Real estate loans in the gross amount of R$ 4,923,974 (2021: R$ 3,572,093) are pledged as collateral for these instruments.

(b) Amount related to the issue of debentures of Holdfin, as a fundamental part of the corporate reorganization process, the amount was allocated as follows: (i) the payment of the amount in reais necessary for the redemption of redeemable preferred shares ("Redeemable PS") owned by the shareholders of the Issuer, after the incorporation of the shares issued by Banco Inter S.A., as explained in the Relevant Fact Notice dated April 15, 2022, aimed at the migration of the shareholding base from Inter to Inter & Co, Inc., which resulted in the listing of shares of Inter & Co in the United States ("Corporate Reorganization"); (ii) the payment of the amounts of responsibility of the Issuer with respect to the Withholding Income Tax ("IRRF") related to the capital gain of Inter's shareholders not resident in Brazil under the Corporate Reorganization;
The debentures have a unit value of R$ 1 thousand reais at the issue date and maturity in 12 months, on June 14, 2023. 1,150,000 thousand debentures were issued and interest was applied to the Unit Nominal Value of the Debentures or the balance of the Unit Nominal Value, such interest corresponding to the accumulated variation of 100% (one hundred percent) of the daily average rates of one-day DI, "over extra-group", expressed as a percentage to the base year of 252 (two hundred and fifty-two) Business Days, calculated and disclosed daily by B3 S.A. – Brasil, Bolsa, Balcão ("DI Rate"), plus a spread of 1.95% to the base year of 252 (two hundred and fifty-two) Business Days ("Remuneration"), calculated exponentially and cumulatively, on a pro rata temporis basis, by Business Days elapsed, to the Unit Nominal Value of the Debentures or the balance of the Unit Nominal Value from the first Date of Payment of Debentures to the date of Payment of Remuneration or date of declaration of early maturity as a result of a Default Event (as defined below), whichever occurs first.

21 Borrowing and onlending

Refers to onlending operations of real estate credit financing raised with Caixa Econômica Federal (with rates between 4.5% and 6% p.a.) and BNDES for Working Capital operations (with a fixed rate of up to 6% p.a.).

	06/30/2022	12/31/2021
Onlending - CEF	23,211	24,877
Onlending - BNDES	8,508	-
Others	136	194
Total Borrowing and onlending	**31,855**	**25,071**

22 Tax liabilities

	06/30/2022	12/31/2021
Income tax and social contribution	95,720	41,764
Tax on financial operations	30,439	2,821
PIS/COFINS	18,296	14,419
INSS/FGTS	12,384	14,069
Other taxes	6,826	5,333

79

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 80 Inter & Co, Inc. Total current taxes 163,665 78,406 23 Provisions and contingent liabilities 06/30/2022 12/31/2021 Provision for contingencies 23,798 21,682 Provisions on loan commitments 37,320 31,166 61,118 52,848 Provisions on loan commitments The Group recognizes expected losses for financial assets that include both a used component and an unused loan commitment component. To the extent that the combined value of expected credit losses exceeds the gross book value of the financial asset, the remaining balance is presented as a provision. Total Opening balance at 01/01/2022 31,166 (+) Provision formation / increase 6,154 End balance on 06/30/2022 37,320 Total Opening balance at 01/01/2021 3,024 (+) Provision formation / increase 13,015 End balance on 06/30/2021 16,039 Provisions for contingencies a. Contingent assets Legal entities in the Group figure as plaintiffs in judicial proceedings seeking to recover non-performing customers loans. They mostly involve executions of judicial and extrajudicial instruments (Bank Credit Bills) issued in working capital operations and securities’ discount. Generally, in cases where there is a request for judicial recovery or bankruptcy of debtors, the Group includes their receivables in these proceedings whilst continuing to try and collect from the guarantors. Finally, in operations where there are property liens, the Group takes the ownership of such property if there is customer default. b. Provisions The legal entities in the Group, in the normal course of their activities, are parties to tax, social security, labor and civil lawsuits. The respective provisions were made taking into account the laws in force, the opinion of legal advisors, the nature and complexity of the cases, case law, past loss experience and other relevant criteria that allow the most adequate estimate possible.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 81 Inter & Co, Inc. i. Labor lawsuits These are lawsuits filed by employees and former employees, seeking to obtain indemnities of a labor nature. Amounts provisioned are related to processes in which alleged labor rights are discussed, such as overtime and salary equalization. On an individual basis, amounts provided for labor lawsuits are not significant. ii. Civil lawsuits These are mostly demands claiming indemnity for material and moral damages, related to the Group’s products, such as the payroll loan product, in addition to declaratory and reparatory lawsuits, compliance with the 30% discount on borrowers’ paychecks, presentation of documents and revisional actions.

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

c. Changes in provisions

	Labor	Civil	Tax	Total
Balance on December 31, 2021	**3,312**	**18,370**	-	**21,682**
Formations/updates	445	10,320	-	10,765
Payments	(302)	(8,347)	-	(8,649)
Balance on June 30, 2022	**3,455**	**20,343**	**-**	**23,798**
Balance on December 31, 2020	**3,173**	**16,423**	**1,017**	**20,613**
Formations/updates	1601	17,401	-	19,002
Payments	(1,462)	(15,454)	(1,017)	(17,933)
Balance on December 31, 2021	**3,312**	**18,370**	**-**	**21,682**

d. Contingent tax liabilities classified as possible losses

i. Income tax and social contribution on net income – IRPJ and CSLL

On August 30, 2013, a tax assessment notice was issued (referring to some expenses considered as non-deductible) requiring the payment of amounts of income tax and social contribution related to the calendar years 2008 to 2009, plus an official fine of 150% and interest on late payment, in addition to the application of an isolated fine of 50% on the indications of income tax and social contribution. The values were as follows:

06/30/2022	12/31/2021
Total	**Total**
65,558	63,805

ii. Cofins

Inter is discussing in court its COFINS obligations from the period between 1999 and 2008, due to the Federal Revenue Service's understanding that financial revenues should be included in the calculation basis of the referred contribution. Inter has a decision of the Federal Supreme Court, dated December 19, 2005, granting the right to pay COFINS based only on the revenue from services rendered, instead of the total revenue which would include financial revenues. During the period from 1999 to 2006, Inter made a judicial deposit and/or made the payment of the obligation. In 2006, upon a favorable decision of the Federal Supreme Court and express agreement of the Federal Revenue Service, Inter's judicial deposit was released. In addition, the authorization of the use of credits, for amounts previously overpaid, against current obligations was ratified without challenge by the Federal Revenue Service, on May 11, 2006.

82

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

The following table shows the related processes and the value being claimed.

06/30/2022

Note	Principal	Fine	Interest	Restated amount	Value at risk	Percentage
(i)	8,586	6,440	8,167	23,193	10,437	45%
(ii)	11,212	8,409	15,528	35,149	15,817	45%
(iii)	10,220	15,858	-	26,078	-	-
(iv)	1,254	251	2,664	4,169	1,459	35%
(v)	-	688	220	908	409	45%
(vi)	1,367	273	903	2,543	1,144	45%
(vii)	3,496	699	4,985	9,180	4,131	45%
(viii)	9,310	6,982	7,230	23,522	10,585	45%
	45,445	**39,600**	**39,697**	**124,742**	**43,982**	

12/31/2021

Note	Principal	Fine	Interest	Restated amount	Value at risk	Percentage
(i)	8,586	6,439	7,408	22,433	10,095	45%
(ii)	11,212	8,409	14,537	34,158	15,371	45%
(iii)	10,027	154,414	-	164,441	-	0%
(iv)	1,254	251	2,600	4,105	1,437	35%
(v)	-	688	185	873	393	45%
(vi)	1,367	273	834	2,474	1,113	45%
(vii)	3,496	699	4,809	9,004	4,052	45%
(viii)	9,310	6,982	6,407	22,699	10,215	45%
	45,252	**178,155**	**36,780**	**260,187**	**42,676**	

(i) On July 2, 2010, the Federal Revenue Service, contrary to a decision of the Federal Supreme Court, which was final and unappealable, as described above, filed an administrative proceeding claiming the amounts of judicial deposits related to COFINS previously made by Inter.

On October 5, 2010, an injunction was granted demanding that the defense presented in the administrative proceeding files be heard within the hierarchical appeal process as well as suspending the demand for payment. The last update of the process took place in 2017, with a hearing with the auxiliary judge to emphasize the particularities of the case, in particular the reasons why the special appeal in the Union should not be admitted due to procedural aspects.

(ii) On July 14, 2010, the Brazilian Federal Revenue Service filed an administrative proceeding charging the amounts of refund requests for COFINS overpaid collected by Inter. The proceeding is in progress, awaiting the formalization of the CARF decision regarding the judgment of the motion for clarification.

After Inter filed an Expression of Dissatisfaction, the Administrative Council of Tax Appeals determined the suspension of the administrative process until its judgment at the Federal Supreme Court.

83

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 84 Inter & Co, Inc. (iii) On November 11, 2010, tax assessment notices were issued claiming amounts due of PIS and COFINS, plus a fine of 75% and interest on arrears in the period from March 2006 to December 2008. After Inter filed an Expression of Dissatisfaction, the Administrative Council of Tax Appeals determined the suspension of the administrative process until its judgment at the Federal Supreme Court. (iv) On December 15, 2014, a tax assessment notice was issued claiming amounts due of COFINS due to alleged underpayment in the period from January 2010 to December 2011, plus a fine of 75% and interest on arrears. (v) On October 9, 2015, Inter was notified by Internal Revenue Service of the decision to dismiss its right to offset tax payables in January and February 2014 with the COFINs credits arising from past payments considered undue by Inter. On November 3, 2015, Inter filed an Expression of Dissatisfaction, to which a response is pending. Currently, the distribution of Banco Inter's appeal in CARF and subsequent designation of Reporting Board Member is awaited. (vi) On January 24, 2017, a tax assessment notice was issued claiming an isolated fine of 50% on the amount of the tax payable whose offset was not approved in administrative proceeding No. 10680.723654/2015-41. On February 24, 2017, an objection was presented by Banco Inter, which is awaiting consideration at the 1st administrative level. (vii) On April 5, 2017, a tax assessment notice was issued claiming amounts of COFINS due, plus a fine of 75% and interest in arrears, on the allegation that Inter, in the calendar year 2013, underpaid due to the non-inclusion of “financial revenue” in the calculation basis. On March 26, 2019, Inter’s voluntary appeal was distributed to the 1st Ordinary Class of the 2nd Chamber of the 3rd Judicial Section of CARF (“Administrative Board of Tax Appeals”). It is expected the appeal to be included in the list of CARF judgments. (viii) On October 31, 2018, a tax assessment notice was issued claiming the amounts owed for COFINS, plus a 75% fine and default interest, on the grounds that Inter, in calendar year 2014, underpaid the tax due to the non-inclusion of “financial revenue” in the calculation basis. Inter is waiting the decision for the challenge filed.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 85 Inter & Co, Inc. 24 Other liabilities 06/30/2022 12/31/2021 Provision for creditors and various suppliers 138,708 239,901 Lease financial liabilities (note 24.a) 162,671 137,085 Payments to be processed 13,765 48,639 Contract liabilities (a) 47,154 48,943 Covenants 40,730 37,301 Provisions for salaries, vacations and other labor charges 74,203 44,684 Other liabilities 21,553 27,439 Financing to be released 95,505 17,704 Payable dividends 6,232 11 Others 17,568 15,643 Total other liabilities 618,089 617,349 (a) Contract liabilities: The balance consists of amounts received, not yet recognized in income (loss) arising from the exclusive contract for insurance products signed between the subsidiary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros a. Lease liabilities The changes in lease liabilities for the period are as follows: Balance on January 1, 2022 137,085 New contracts 25,587 Payments 2,671 Accrued interest (2,672) End balance on June 30, 2022 162,671 Balance on January 1, 2021 111,328 New contracts 12,486 Payments (29,793) Accrued interest 43,064 End balance on June 30, 2021 137,085 Lease maturity The maturity of financial liabilities in 2022 is as follows: 06/30/2022 12/31/2021 Up to 1 year 1,497 2,765 1-5 years 36,827 12,486 >5 years 124,347 121,834 Total 162,671 137,085

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

25 Equity

a. Share capital

	Quantity of shares		
Date	**Class A**	**Class B**	**Total**
06/30/2022	284,122,436	117,037,105	401,159,541
06/30/2022	**284,122,436**	**117,037,105**	**401,159,541**

As of June 30, Inter & Co, Inc. authorized share capital is US$50,000 divided into 20,000,000,000 shares of par value of US$0.0000025 each, of which 284,122,436 have been issued as common shares with a par value of US$0.00001 each and 117,037,105 have been issued as preferred shares with a par value of US$0.0000025 each. The share capital comprising shares issued refers to the authorized capital. Inter & Co. Inc, share capital paid was R$ 13 as of June 30, 2022.

Without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares established holders of Common Shares and holders of Preferred Shares shall:
(a) have the same rights, except regarding voting right. Holders of Common Shares have the right to 1 (one) vote in any of the matters being decided in the general meetings, while holders of Preferred Shares have the right to 10 (ten) votes in any of the matters being decided in the general meetings of Inter&Co.
(b) be entitled to such dividends as the Board may from time to time declare;
(c) in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purposes of a reorganization or otherwise, or upon any distribution of capital, be entitled to the surplus assets of the Company, subject to the terms of any shareholders agreement to which all Members are a party; and
(d) generally be entitled to enjoy all of the rights attaching to Common Shares and Preferred Shares.

b. Reserves

For the six-month period ended June 30, 2022, Inter & Co, Inc. concluded the final stage of the corporate reorganization. As a result, there was a significant movement in reserves because previously (12/31/2021), the percentage of ownership interest in subsidiary HoldFin was 31.44%, which according to the events described in note 1, held 100% of the subsidiary as of the six-month period ended June 30, 2022. Accordingly, the balance of reserves is R$ 7,842,630 (December 31, 2021: R$ 2,728,396). It is worth noting that the incorporated value refers to what was previously registered as non-controlling interest, therefore, the balance which is currently in note 25f refers only to the subsidiaries' amount of which Inter (subsidiary) does not hold 100% of ownership interest, see note 4.1.

86

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 87 Inter & Co, Inc. c. Other comprehensive income The Inter’s balance of other comprehensive income is R$(808,584) (December 31, 2021: R$ (72,284)). The amount corresponds to the change in market value of federal government bonds classified at fair value against other comprehensive income and exchange-rate change adjustment of foreign investment and the amounts resulting from the corporate reorganization. d. Dividends and interest on capital Inter & Co Inc. has not declared or paid dividends in the six-month period ended June 30, 2022. e. Earnings per share Basic and diluted earnings per share Basic loss per share is shown as follows: Quarter Six-month period 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Net income (loss) attributable to shareholders (In thousands of Reais) 15,525 (30,498) (13,297) (33,191) Average number of shares 418,169,269 418,169,269 418,169,269 418,169,269 Basic and diluted earnings per share (R$) 0.0371 (0.0794) (0.0318) (0.0794) Basic and diluted earnings (losses) per share are presented based on the two classes of shares, common and preferred, and are calculated by dividing the net earnings attributable to the parent company by the weighted average number of shares of each class outstanding in the period. The amount of earnings per share was determined as if all profits/losses were distributed and calculated in accordance with the requirements of IAS 33 - Earnings per Share. f. Non-controlling interest Prior to the Restructuring occurred on May 7, 2022, the non-controlling interest corresponds to the investments of third parties in the direct and indirect subsidiaries of Banco Inter. After the Restructuring, the non-controlling interest corresponds to third party investors in Banco Inter and third party investors in the direct or direct subsidiaries of Banco Inter. As of December 31, 2022, Inter & Co, Inc. indirectly held 31.44% of Banco Inter total equity interest, and 53.1% of the voting rights.

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

In June 2022, the Company concluded the second stage of the Restructuring and HoldFin became the holder of 100% of the shares of Banco Inter, eliminating the non-controlling interest related to the former shareholders of Banco Inter, the remaining non-controlling shareholders of Inter & Co refer only to minority interests in the subsidiaries of Banco Inter.

26 Net interest income

	Quarter		Six-month period	
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Interest income				
Amounts due from financial institutions	31,814	7,947	61,953	22,374
Loans and advances to customers	595,720	297,700	1,074,180	569,418
Income from foreign exchange operations	(5,420)	13	3,407	2,872
Finance leases	198	-	3,932	-
Total interest income	**622,312**	**305,660**	**1,143,472**	**594,664**
Interest expenses				
Securities issued	(182,590)	(29,606)	(309,154)	(58,619)
Deposits from customers	(246,633)	(49,804)	(430,691)	(79,035)
Saving	(19,865)	(4,166)	(37,568)	(6,904)
Securities purchased with agreements to resell	(15,044)	(1,957)	(23,242)	(2,572)
Borrowing and onlending	(909)	(1,053)	(1,157)	(1,620)
Finance leases	-	325	-	(3,070)
Total interest expenses	**(465,041)**	**(86,261)**	**(801,812)**	**(151,820)**
Total	**157,271**	**219,399**	**341,660**	**442,844**

27 Net result from services and commissions

	Quarter		Six-month period	
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Revenues from services and commissions	5,174	3,694	12,074	6,656
Income from bank fees	16,155	11,281	28,409	22,316
Income from exchange	149,403	78,212	276,452	139,400
Commissions and intermediation	128,929	67,923	249,273	122,400
Third parties' funds administration	11,162	6,004	19,181	11,169
Exchange brokerage and securities	7,760	1,155	16,732	3,884
Income from credit card	503	177	895	333
Management and structuring fees	1,295	1025	4,177	1,309
Other services	2,118	1,624	3,812	2,910
Commissions and intermediation	(416)	1,175	(496)	(1,851)
Bank expenses	(32,272)	(23,016)	(60,708)	(43,269)
Expenses on cashback	(85,250)	(60,184)	(167,537)	(98,666)
Net result from services and commissions	**204,561**	**89,070**	**382,264**	**166,756**

88

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

28 Other revenues

	Quarter		Six-month period	
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Revenues from cards (a)	52,204	45,719	92,938	74,808
Other capital gains (losses)	22,428	13,917	60,914	20,754
Foreign exchange revenues	25,563	6,689	42,596	12,565
Other operating revenues	6,450	6,067	15,231	7,580
Revenue from goods	2,796	-	5,693	-
Business intermediation income	(688)	156	1,172	744
Recovery of charges and expenses	986	1,571	1,279	3,213
Portability income	756	1,404	1,567	2,524
Receivable income from securities and credits	877	525	2,389	1,359
Total	**111,372**	**76,048**	**223,779**	**123,547**

(a) Performance revenue: consists mainly of the result of the commercial agreement between Inter and Mastercard, which offers performance bonuses to Inter as the volume of card issuance increases.

29 Impairment losses on financial assets

	Quarter		Six-month period	
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Impairment losses on loans and advances to clients	(392,106)	(197,361)	(573,597)	(297,512)
Expected loss on financial assets classified as fair value through other comprehensive income - FVTOCI	3	(3,200)	1,264	(3,906)
Expected losses on financial assets classified as amortized cost	1,154	18	1,203	(925)
Recovery of written-off credits	148,485	33,102	15,720	28,233
Total impairment loss on financial assets	**(242,464)**	**(167,441)**	**(555,410)**	**(274,110)**

(i) Balance reclassified from Interest revenue, according to the policy presented in Note 4.

30 Personnel expenses

	Quarter		Six-month period	
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Salaries	(73,982)	(42,656)	(150,127)	(81,080)
Executive Board's and Board of Directors' remuneration	(7,065)	(5,402)	(12,775)	(11,615)
Social and social security charges	(28,739)	(18,095)	(55,477)	(32,706)
Profit sharing	(3,163)	(4,033)	(7,764)	(7,523)
Expenses with vacation and 13th salary	(14,298)	(8,702)	(27,940)	(16,337)
Benefits	(45,318)	(13,650)	(62,762)	(24,224)
Other personnel expenses	99	(508)	(741)	(1,422)
Total	**(172,466)**	**(93,046)**	**(317,586)**	**(174,907)**

89

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 90 Inter & Co, Inc. 31 Other administrative expenses Quarter Six-month period 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Data processing and informatics (135,362) (94,004) (262,380) (173,027) Bank expenses (13,061) (19,278) (58,991) (49,670) Tax expenses (61,600) (29,997) (118,293) (58,081) Rent, condominium fee and property maintenance (14,829) (8,792) (29,147) (16,668) Third-party services (24,377) (18,924) (59,419) (36,185) Advertisement, publicity, publications and public relations (32,269) (33,290) (74,820) (59,370) Communication (33,470) (24,848) (65,506) (46,741) Resources from reimbursement to customers (27,094) (19,119) (50,535) (21,606) Notary public and legal expenses (3,251) (2,066) (7,578) (3,838) Granted discounts (1,005) (2,495) (1,875) (5,224) Water and energy expenses (779) (750) (1,597) (1,563) Expenses for Serasa (3,919) (425) (6,022) (1,269) Travel expenses (4,202) (916) (6,699) (1,654) Portability expenses (3,234) (7,352) (7,306) (10,849) Other expenses (42,958) (35,384) (80,213) (54,842) Provisions for contingencies (6,595) (5,494) (10,765) (9,177) Cost of goods (2,213) - (2,213) - Provision for legal and administrative matters - - (358) - Total (410,218) (303,134) (843,717) (549,764) 32 Current and deferred income tax and social contribution a. Amounts recognized in the income (loss) for the six-month period Quarter Six-month period 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Current income tax and social contribution expenses Current six-month period (52,051) 3,563 (85,263) (16,754) Deferred income tax and social contribution expenses Provision for impairment losses on loans and advances 55,263 70,363 137,533 104,811 Provision for contingencies 1,132 (1,148) 989 (865) Adjustment of financial assets to fair value 8,113 (74,077) 10,947 (82,063) Other temporary differences 6,909 (98,035) 19,834 (75,042) Hedge transactions (2,495) 6,377 333 16,250 Carried forward tax losses (13,217) 180,111 (9,447) 175,684 Subtotal deferred income tax and social contribution expenses 55,705 83,591 160,189 138,775 Total tax expense (benefit) 3,654 87,154 74,926 122,021

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

b. Effective rate reconciliation

	Quarter				Six-month period			
	06/30/2022		06/30/2021		06/30/2022		06/30/2021	
		Income tax		Income tax		Income tax		Income tax
Profit before tax		11,871		(120,146)		(88,223)		(157,705)
Tax average using	45%	(5,342)	45%	54,065	45%	39,700	45%	70,967
Tax effect of								
Interest on capital distribution		-		14,004		17,126		18,671
Non-taxable income (non-deductible expenses) net		(38,252)		316		(48,780)		(679)
Tax incentives		5,665		522		5,665		340
Subsidiaries not subject to Real Profit taxation		39,541		18,674		59,043		32,353
Others		2,042		(427)		2,171		368
Total income tax benefit/ expense		**3,654**		**87,154**		**74,925**		**122,021**
Effective tax rate		**31%**		**-73%**		**-91%**		**-77%**
Total income tax benefit/ expense		**3,654**		**87,154**		**74,925**		**122,021**
Total deferred income tax and social contribution		**55,705**		**83,591**		**160,189**		**138,775**
Total income tax and social contribution expenses		**(52,051)**		**3,563**		**(85,263)**		**(16,754)**

c. Changes in balances of deferred assets

	Balance at 12/31/2021	Constitution	Realization	Balance at 06/30/2022
Composition of the deferred tax assets				
Provision for impairment losses on loans and advances	295,799	215,333	(77,799)	433,333
Provision for contingencies	9,720	1,319	(330)	10,709
Adjustment of financial assets to fair value	184,886	115,282	(21,192)	278,976
Other temporary differences	62,939	26,162	(13,649)	75,452
Carried forward tax losses	95,574	36,597	(46,043)	86,127
Provision for loss of non-current assets held for sale	8,990	-	-	8,990
Expected loss on financial instruments	6,436	-	-	6,436
Hedge transactions	31,181	12,328	(11,996)	31,514
Others				
	695,525	**407,021**	**(171,010)**	**931,527**
Composition of the deferred tax liabilities				
Deferral of commissions	(3,869)	45	-	(3,824)
Leases	-	-	(11,894)	(11,894)
Other temporary differences	(21,820)	21,528	-	(292)
Others	(63,546)	-	(2,358)	(65,904)

91

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 92 Inter & Co, Inc. (89,235) 21,573 (14,253) (81,915) Total tax credits on temporary differences 606,290 428,594 (185,262) 849,622 (*) The accounting records of these tax credits are based on the expectation of generating future taxable income and supported by technical studies and income projections. Balance at 12/31/2020 Constitution Realization Balance at 06/30/2021 Composition of the deferred tax assets Provision for impairment losses on loans and advances 109,620 108,847 (4,035) 214,432 Provision for contingencies 8,791 865 (1,730) 7,926 Adjustment of financial assets to fair value - 12,835 (1,597) 11,239 Other temporary differences 1,893 1,006 (1,508) 1,392 Carried forward tax losses 58,794 200,249 (24,565) 234,478 Provision for loss of non-current assets held for sale 4,383 - - 4,383 Expected loss on financial instruments 343 - - 343 Hedge transactions 22,195 26,220 (9,969) 38,445 Others 206,019 350,022 (43,403) 512,637 Composition of the deferred tax liabilities Deferral of commissions (5,576) 1,120 (4,456) Leases (18,509) 18,509 (55,327) (55,327) Other temporary differences (36,841) 10,967 (25,874) Others - - (60,926) 30,597 (55,327) (85,656) Total tax credits on temporary differences 145,093 380,618 (98,730) 426,981 33 Share-based payments a. Stock Option Banco Inter The Stock Option Plan, established under the terms of art. 168, § 3, of Law 6404/1976, is an initiative of the Board of Directors of Inter, through which Inter's managers, executives and employees were granted options for the acquisition of Inter Shares, with a view to encourage performance and favoring the retention of Inter's managers, executives and employees, insofar as their participation in Inter's capital will allow them to benefit from the results to which they have contributed and which will be reflected in the appreciation of the price of their shares, thus forming, with the shareholders, a common interest. In 2016, the third Stock Option Plan (“Plan 3”) was launched, with vesting periods from 2017 to 2021. The options that become exercisable may be exercised by the participant within three years of the last vesting period. Employees who do not exercise the option within the deadline or who are dismissed by Inter lose the right to exercise it.

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

On February 5, 2018, Inter's Board of Directors approved the purchase option called "Plan 4", as well as the grant of Program 1 of Plan 4. Program 2 of "Plan 4" was approved on July 9, 2020, with a vesting period starting from January 2021 to January 2025. On January 31, 2022, Program 3 of "Plan 4" was approved, with a vesting period starting in December 2022 to December 2026. The options of Program 2 and Program 3 may be exercised within a period of 2 (two) years, counted from the respective vesting periods. If they are not exercised within the specified period, the right to the shares will be automatically extinguished, without any right to compensation.

The strike price of the options granted under Plan 3 and Program 1 of Plan 4 is equivalent to the book value per share at the end of the year prior to the grant. For the Program 2 of Plan 4, the strike price is equivalent to the division by three of the result of the average quotation of the Units issued by the Bank (BIDI11 – formed by the set of 1 common share and 2 preferred shares), as determined at the closing of the last 90 sessions of the special trading segment of B3 S.A. – Brasil, Bolsa e Balcão. For Program 3 of Plan 4, the strike price is equivalent to the division by 3 (three) of the result of the average quotation of the Units (BIDI11 – formed by the set of 1 common share and 2 preferred shares), as determined at the closing of the trading sessions of the special trading segment of B3 S.A. – Brasil, Bolsa, Balcão carried out in the period from 01/03/2022 to 01/28/2022 (including).

The rules for exercising and terminating options are part of the plan's regulation and filed at Inter's headquarters. The main characteristics of the Plans are described below (per share):

'lan	Approval	Options (shares)	Vesting	Average strike price	Participants	Final date fo exercise
3	09/30/2016	10,584,000	Up to 5 years	R$0.26	Key directors, managers and employees	12/31/2023
4 (1)	02/15/2018	32,714,784	Up to 5 years	R$0.25	Key directors, managers and employees	02/15/2025
4 (2)	07/09/2020	19,093,500	Up to 5 years	R$3.60	Key directors, managers and employees	12/31/2027
4 (3)	01/31/2022	19,500,000	Up to 5 years	R$8.08	Key directors, managers and employees	12/31/2028

Changes in the options of each plan for the six-month period ended June 30, 2022 and supplementary information are shown below:

Changes - 06/30/2022 (Shares)

Plan	Number of employees	Opening balance	Granted	Prescribed/ Cancelled	Exercised	Closing balance
3	2	4,060,800	-	-	4,060,800	-
4 (1)	30	14,748,390	-	21,600	13,869,996	856,794
4 (2)	74	17,792,100	-	162,900	525,150	17,104,050
4 (3)	88	-	17,061,000	-	-	17,061,000
Total		**36,601,290**	**17,061,000**	**184,500**	**18,455,946**	**35,021,844**

93

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

Weighted average price of shares	**R$ 2.39**	**R$ 8.08**	**R$ 3.21**	**R$ 0.35**	**R$ 5.70**

Changes - 12/31/2021 (Shares)

Plan	Number of employees	Opening balance	Granted	Prescribed /Cancelled	Exercised	Closing balance
3	3	7,128,000	648,000	-	3,715,200	4,060,800
4 (1)	31	19,652,310	-	2,131,200	2,772,720	14,748,390
4 (2)	59	14,978,700	4,114,800	135,000	1,166,400	17,792,100
Total		**41,759,010**	**4,762,800**	**2,266,200**	**7,654,320**	**36,601,290**
Weighted average price of shares		**R$ 1.46**	**R$ 4.06**	**R$ 0.50**	**R$ 0.91**	**R$ 2.39**

Other information - 06/30/2022

Plan	Number of shares exercised	Number of exercisable shares	Premium cost during the year	Unrecognized premium cost	Remaining period of remuneration cost (in years)	Remaining contractual life (in years)
3	4,060,800	-	-	-	-	1.5
4 (1)	13,869,996	856,794	-	-	-	2.7
4 (2)	525,150	17,104,050	1,599	15,325	4.0	5.6
4 (3)	-	17,061,000	13,374	77,708	5.0	6.6

Other information - 12/31/2021

Plan	Number of shares exercised	Number of exercisable shares	Premium cost during the year	Unrecogniz ed premium cost	Remaining period of remuneration cost (in years)	Remaining contractual life (in years)
3	3,715,200	4,060,800	-	-	-	2.0
4 (1)	2,772,720	14,748,390	-	-	-	3.2
4 (2)	1,166,400	17,792,100	3,089	16,924	4.0	6.1

(a) The premium cost referring to the first tranche of plan 4 is the responsibility of the participants, and no cost is recognized by Inter.

The estimated impact refers to the value of the premiums for the options granted to employees in the half-yearly financial statements based on their fair value. The fair values of plans 3, 4 (Program 1) and 4 (Program 2) were estimated based on the Black & Scholes option valuation model.

	Program		
	3(2016)	**4(2018)**	**4(2020)**

94

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 95 Inter & Co, Inc. Strike price 0.77 0.9 10.75 Risk-free rate 11.68% 9.97% 9.98% Duration of the year (years) 7 7 7 Expected annualized volatility 60.33% 64.28% 64.28% Weighted fair value of the stock option at grant/share date: 0.19 0.05 0.05 For Program 3 of Plan 4, the fair value was estimated based on the Binomial model: 4(2022) Strike price 8.08 Risk-free rate 11.45% Duration of the year (years) 7 Expected annualized volatility 38.81% Weighted fair value of the stock option at grant/share date:: 4.08 b. Stock Option USEND In the context of the acquisition of Usend by Inter, it was established that part of the purchase price would be paid to key executives by granting stock options of Usend, with the possibility of granting class A shares of Inter&Co. and restricted class A shares of Inter&Co, as appropriate. The stock options granted and the release of the restricted shares can be exercised by key executives in three installments over three years (2022, 2023 and 2025). With the exercise, the executives will receive the shares free for trading on the market. Inter has the right to repurchase the stock options and the restricted shares if these key executives cease to provide services to the Company within the term of the acquisition contract. Nevertheless, all shares will remain subject to other transfer restrictions established in the contract and in the applicable legislation. The main characteristics of the Plans are described below (per share): Plan Options Vesting Average strike price Participants Final date for exercise USEND 1,132,885 Up to 3 years 1,92USD for Common Key directors, managers and employees 12/30/2024 Changes in the options of each plan for the six-month period ended June 30, 2022 and supplementary information are shown below: Changes - 06/30/2022 (Shares) Plan Number of employees Opening balance Granted Exercised Closing balance Prescribed/ Cancelled

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 96 Inter & Co, Inc. USEND 4 - 1,132,885 - - 1,132,885 Total - 1,132,885 - - 1,132,885 Weighted average price of shares - R$ 102.00 - - R$ 102.00 If they are not exercised within the specified period, the right to the shares will be automatically extinguished, without any right to compensation. 34 Related party transactions Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by the Group’s Board of Directors. The policy defines and ensures transactions involving the Group and its shareholders or direct or indirect related parties. The transactions with related parties are detailed below:

Inter & Co, Inc.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

	Parent (a)		Subsidiaries (b)		Key management personnel (c)		Other related parties (d)		Total	
	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Assets										
Loan operations	**19,578**	**8**	**143,808**	**159,261**	**14,100**	**19,789**	**458,641**	**426,967**	**636,127**	**606,025**
Inter Holding Financeira S.A.	-	-	20,819	14,388	-	-	-	-	20,819	14,388
Granito soluções em pagamentos S.A.	-	-	17,240	45,882	-	-	-	-	17,240	45,882
Inter Distribuidora de títulos e valores mobiliários Ltda. (h)	-	-	105,166	98,865	-	-	-	-	105,166	98,865
Log Commercial Properties e Participação S/A (g)	-	-	-	-	-	-	52,313	61,914	52,313	61,914
MRV Engenharia e Participações S.A.(e)	-	-	-	-	-	-	247,952	243,648	247,952	243,648
Stone Pagamentos S.A. (f)	-	-	-	-	-	-	110,129	103,732	110,129	103,732
Key management personnel (c)	-	-	-	-	14,100	19,789	-	-	14,100	19,789
Others (k)	19,578	8	583	126	-	-	48,247	17,673	68,408	17,807
Securities	**12,079**	**371**	**82,661**	**87,557**	**14,448**	**25,962**	**92,665**	**146,085**	**201,853**	**259,975**
Inter Marketplace Intermediacao de Negocios e Servicos ltda	-	-	36,947	20,235	-	-	-	-	36,947	20,235
Inter Distribuidora de títulos e valores mobiliários Ltda.	-	-	43,788	59,779	-	-	-	-	43,788	59,779
Inter Digital Corretora e Consultoria de Seguros Ltda	-	-	-	3,429	-	-	-	-	-	3,429
Conedi Participações Ltda	-	-	-	-	-	-	6,325	88,231	6,325	88,231
Key management personnel (c)	-	-	-	-	14,448	25,962	-	-	14,448	25,962
Others (k)	12,079	371	1,926	4,114	-	-	86,340	57,854	100,345	62,339
Other assets (j)	**-**	**-**	**23,008**	**32,341**	**-**	**-**	**-**	**-**	**23,008**	**32,341**
Inter Marketplace Intermediacao de Negocios e Servicos ltda	-	-	20,921	30,479	-	-	-	-	20,921	30,479
Inter Distribuidora de títulos e valores mobiliários Ltda.	-	-	929	1,602	-	-	-	-	929	1,602
Inter Digital Corretora e Consultoria de Seguros Ltda	-	-	1,145	258	-	-	-	-	1,145	258
Others (k)	-	-	13	2	-	-	-	-	13	2
Liabilities										
Demand deposits (l)	**(895)**	**(318)**	**(91,617)**	**(86,679)**	**(1,409)**	**(800)**	**(11,830)**	**(9,318)**	**(105,751)**	**(97,115)**
Inter Distribuidora de títulos e valores mobiliários Ltda.	-	-	(34,774)	(20,427)	-	-	-	-	(34,774)	(20,427)
Inter Holding Financeira S.A.	-	-	(4,907)	-					(4,907)	-
Inter Marketplace Intermediacao de Negocios e Servicos ltda	-	-	(29,834)	(53,535)	-	-	-	-	(29,834)	(53,535)
Acerto Cobrança e Informações Cadastrais Ltda	-	-	-	(1,966)	-	-	-	-	-	(1,966)
Inter Digital Corretora e Consultoria de Seguros Ltda	-	-	(20,744)	(9,985)	-	-	-	-	(20,744)	(9,985)
Urba Desenvolvimento Urbano AS (l)	-	-	-	-	-	-	-	-	-	(18)
MRV Engenharia e Participação S/A (m)	-	-	-	-	-	-	-	-	-	(78)
Key management personnel (c)	-	-	-	-	(1,409)	(800)	-	-	(1,409)	(800)
Others (k)	(895)	(318)	(1,358)	(766)	-	-	(11,830)	(9,318)	(14,083)	(10,402)
Time deposits (l)	**(12,079)**	**(371)**	**(82,661)**	**(87,557)**	**(14,448)**	**(25,962)**	**(92,665)**	**(146,085)**	**(201,853)**	**(259,975)**
Inter Marketplace Intermediacao de Negocios e Servicos ltda	-	-	(36,947)	(20,235)	-	-	-	-	(36,947)	(20,235)
Inter Distribuidora de títulos e valores mobiliários Ltda.	-	-	(43,788)	(59,779)	-	-	-	-	(43,788)	(59,779)
Inter Digital Corretora e Consultoria de Seguros Ltda	-	-	-	(3,429)	-	-	-	-	-	(3,429)
Conedi Participações Ltda	-	-	-	-	-	-	(6,325)	(88,231)	(6,325)	(88,231)
Key management personnel (c)	-	-	-	-	(14,448)	(25,962)	-	-	(14,448)	(25,962)
Others (k)	(12,079)	(371)	(1,926)	(4,114)	-	-	(86,340)	(57,854)	(100,345)	(62,339)
Other liabilities (j)	**-**	**-**	**(64,498)**	**(32,341)**	**-**	**-**	**-**	**-**	**(64,498)**	**(32,341)**
Inter Marketplace Intermediacao de Negocios e Servicos ltda	-	-	(42,816)	(30,479)	-	-	-	-	(42,816)	(30,479)
Inter Distribuidora de títulos e valores mobiliários Ltda.	-	-	(3,966)	(1,602)	-	-	-	-	(3,966)	(1,602)
Inter Digital Corretora e Consultoria de Seguros Ltda	-	-	(15,430)	(258)	-	-	-	-	(15,430)	(258)
Others (k)	-	-	(2,286)	(2)	-	-	-	-	(2,286)	(2)

97

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021

Inter & Co, Inc.

(a) Inter is controlled directly by Inter Holding Financeira S.A. and indirectly by Inter & Co;
(b) Entities directly controlled by Inter;
(c) Any officer, director, member of the supervisory board or the audit committee;
(d) Any members of the immediate family of key management personnel or companies controlled by them;
(e) MRV Engenharia e Participação S.A. is a member of the same shareholding control group as Inter. Its operations are of drawee risk, with rates between 0.8% and 1.95%, and average term of 30 days.
(f) Stone has 4.99% of the capital of the Group with voting right at the Meetings. The balance comprises the prepayment of credit card receivables.
(g) Investment of Inter with Log Comercial Properties in the form of Debentures, subject to a rate of 116% of DI. There is also investment in shares of LOGCP Inter fundo de Investimento Imobiliário.
(h) Refers to working capital operations at floating rates with Inter Distribuidora de Títulos e Valores Ltda, at a lower rate than other operations carried out by Inter with its customers. The average rate applied is approximately 0.5% p.m. together with 110% to 120% of the monthly CDI (because they are short-term operations).
(i) Demand deposits and time deposits comprise CDBs (Bank deposit certificates) and LCIs (Real estate credit bills) at floating rates, carried out at rates compatible with the average rate of customers, with an average term of 16 to 20 months, and average rates of 99% to 102% of the CDI;
(j) Refer to reimbursements between Inter subsidiaries;
(k) The group "Others" refers to various balances, which are not relevant for the breakdown;

	Parent (a)		Subsidiaries (b)		Key management personnel (c)		Other related parties (d)		Total	
	06/30/2022	06/30/2021	06/30/2022	06/30/2021	06/30/2022	06/30/2021	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Interest income	**-**	**-**	**6,302**	**167**	**-**	**-**	**-**	**-**	**6,302**	**167**
Inter Distribuidora de títulos e valores mobiliários Ltda. (e)	-	-	6,302	167	-	-	-	-	6,302	167
Interest expenses (f)	**(921)**	**(75)**	**(5,266)**	**(1,079)**	**(606)**	**(165)**	**(7,451)**	**(431)**	**(14,244)**	**(1,750)**
Inter Distribuidora de títulos e valores mobiliários Ltda.	-	-	(3,225)	-	-	-	-	-	(3,225)	-
Inter Marketplace Intermediacao de Negocios e Servicos ltda	-	-	(1,793)	-	-	-	-	-	(1,793)	-
Conedi Participações Ltda	-	-	-	-	-	-	(2,384)	-	(2,384)	-
Key management personnel	-	-	-	-	(606)	(165)	-	-	(606)	(165)
Others	(921)	(75)	(248)	(1,079)	-	-	(5,067)	(431)	(6,236)	(1,585)
Other administrative expenses	**-**	**-**	**-**	**-**	**-**	**-**	**(419)**	**(164)**	**(419)**	**(164)**
Conedi Participações Ltda	-	-	-	-			(419)	(164)	(419)	(164)
Other operating revenues (expenses)	**-**	**-**	**(104,513)**	**(69,116)**	**-**	**-**	**-**	**-**	**(104,513)**	**(69,116)**
Inter Marketplace Intermediacao de Negocios e Servicos ltda	-	-	(104,513)	(69,116)	-	-	-	-	(104,513)	(69,116)

(l) Inter is controlled directly by Inter Holding Financeira S.A. and indirectly by Inter & CO.
(m) Entities directly controlled by Inter;
(n) Any officer, director, member of the supervisory board;
(o) Any members of the immediate family of key management personnel or companies controlled by them;
(p) Income related to the receipt of interest from the loan transaction with Inter Distribuidora de Títulos e Valores Mobiliários Ltda;
(q) Refer to expenses on intermediation of fixed income products;

98

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 99 Inter & Co, Inc. Compensation of the Bank’s management The compensation of the Group’s key management personnel is presented in note 30 in the line item ‘compensation of the management’, ad referendum of the Ordinary General Meeting. The Group has a preferred stock option plan for its key management personnel. Further information on the plan is detailed in Note 33. 35 Subsequent events As of the date of these financial statements, there have been no subsequent events.

Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022 and 2021 100 Inter & Co, Inc. Board of Directors Rubens Menin Teixeira de Souza - Chairman José Felipe Diniz - Director Leonardo Guimarães Corrêa - Director Maria Fernanda Nazareth Menin Teixeira de Souza – Director Carlos Henrique Carneiro de Medeiros - Director Cristiano Henrique Vieira Gomes - Director Thiago dos Santos Piau - Director Luiz Antônio Nogueira de França - Independent Director André Guilherme Cazzaniga Maciel - Independent Director CEO João Vitor Nazareth Menin Teixeira de Souza Vice Presidents Alexandre Riccio de Oliveira Executive Board João Vitor Nazareth Menin Teixeira de Souza Alexandre Riccio de Oliveira Guilherme Ximenes de Almeida Helena Lopes Caldeira Priscila Salles Vianna de Paula Ray Tarick Pereira Chalub Santiago Stel Accountant in Charge Vanderson Gonçalves Brandão - CRC-1SP 253.620/O-7 “S” MG